================================================================================
                                  CONFIDENTIAL
================================================================================

THIS DOCUMENT CONTAINS OPERATIONAL AND FINANCIAL INFORMATION, WHICH IS CONFIDENTIAL AND SHOULD ONLY BE DISCUSSED WITH NISOURCE PERSONNEL WHO REQUIRE SUCH KNOWLEDGE WITHIN THE SCOPE OF THEIR EMPLOYMENT. THIS MATERIAL MAY NOT BE RELEASED OR ITS CONTENTS DISCUSSED OUTSIDE THE COMPANY UNLESS AUTHORIZED BY A MEMBER OF NISOURCE'S SENIOR MANAGEMENT.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U5S

                                  ANNUAL REPORT

                      For the Year Ended December 31, 2001


        Filed pursuant to the Public Utility Holding Company Act of 1935


                                  NISOURCE INC.

                              COLUMBIA ENERGY GROUP
                      (Name of registered holding company)

                                801 E 86th Avenue
                           Merrillville, Indiana 46410

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                       Page or
                                                                     Exhibit No.
Item 1.    System Companies and Investment Therein as of December
           31, 2001 ..............................................     3

Item 2.    Acquisitions or Sales of Utility Assets ...............    10

Item 3.    Issue, Sale, Pledge, Guarantee or Assumption of System
           Securities ............................................    10

Item 4.    Acquisition, Redemption or Retirement of System
           Securities ............................................    11

Item 5.    Investments in Securities of Nonsystem Companies ......    12

Item 6.    Officers and Directors ................................    13

Item 7.    Contributions and Public Relations ....................    39

Item 8.    Service, Sales and Construction Contracts .............    41

Item 9.    Wholesale Generators and Foreign Utility Companies ....    42

Item 10.   Financial Statements and Exhibits .....................    43

Consolidating Financial Statements ...............................    43

Signature of Registrant's Officer ................................    44

Exhibits:  Securities and Exchange Act of 1934 Reports ...........    46

           Index to Corporate Organization & By-Laws Exhibits ....    47

           Indentures or Contracts ...............................    66

           Tax Allocation Agreement for 2001 .....................    67

           Other Documents Prescribed by Rule or Order ...........    68

           Report of Independent Public Accountants ..............    69

           Organizational Chart of Exempt Wholesale Generators or
           Foreign Utility Holding Companies .....................    71

           Audited Financial Statements of Exempt Wholesale
           Generators or Foreign Utility Holding Companies .......    82

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


                                                                        NUMBER OF   % OF VOTING          ISSUER          OWNER'S
                                                                           COMMON      POWER OR      BOOK VALUE       BOOK VALUE
TIER   NAME OF COMPANY (COMPANY ABBREVIATION)                         SHARES HELD INTEREST HELD          ($000)           ($000)
--------------------------------------------------------------------------------------------------------------------------------
       NiSource Inc. (NI)
1       Bay State Gas Company (BSG)                                          100         100.0             **               **
            Unsecured Debt                                                    --            --             **               **
            Subsidiaries:
2               Bay State GPE, Inc. (BSGPE)                                1,000         100.0             **               **
2               Northern Utilities, Inc. (NU)                                100         100.0             **               **
                   Unsecured Debt                                             --            --             **               **
1        Columbia Energy Group (CG)                                        3,000         100.0             **               **
            Unsecured Debt                                                    --            --             **               **
            Subsidiaries:
2               Columbia Atlantic Trading Corporation (CAT)                  308         100.0             **               **
2               Columbia Energy Group Capital Corporation (CCC)                1         100.0             **               **
                   Subsidiary:
3                     TriStar Gas Technologies, Inc. (TGT)*               20,000         100.0             **               **
2               Columbia Energy Resources, Inc. (CER)                          1         100.0             **               **
                   Subsidiaries:
3                     Alamco-Delaware, Inc. (AD)                             100         100.0             **               **
3                     Columbia Natural Resources, Inc. (CNR)                   2         100.0             **               **
3                     Columbia Natural Resources Canada, Ltd. (CNRCL)          1         100.0             **               **
3                     Hawg Hauling & Disposal, Inc. (HH)                     900         100.0             **               **
2               Columbia Energy Services Corporation (CES)                 2,500         100.0             **               **
                   Subsidiaries:
3                     Columbia Energy Marketing Corporation (CEM)*           101         100.0             **               **
3                     Columbia Energy Power Marketing Corporation (CPM)*       1         100.0             **               **
3                     Columbia Energy Retail Corporation (CERC)*           2,000         100.0             **               **
2               Columbia Finance Corporation (CFC)                            10         100.0             **               **
                   Subsidiary:
3                     Columbia Accounts Receivable Corporation (CAR)          10         100.0             **               **
--------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)




                                                                            NUMBER OF    % OF VOTING         ISSUER          OWNER'S
                                                                               COMMON       POWER OR     BOOK VALUE       BOOK VALUE
TIER   NAME OF COMPANY (COMPANY ABBREVIATION)                             SHARES HELD  INTEREST HELD         ($000)           ($000)
------------------------------------------------------------------------------------------------------------------------------------
 2              Columbia Gas of Kentucky, Inc. (CKY)                        952,248         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Gas of Maryland, Inc. (CMD)                          2,883         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Gas of Ohio, Inc. (COH)                          4,769,585         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Gas of Pennsylvania, Inc. (CPA)                  1,805,112         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Gas of Virginia, Inc. (CGV)                      1,306,106         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Gas Transmission Corporation (TCO)                   1,934         100.0              **               **
                   Secured Debt                                                  --            --              **               **
 2              Columbia Gulf Transmission Company (CGT)                      1,933         100.0              **               **
                   Unsecured Debt                                                --            --              **               **
 2              Columbia Insurance Corporation, Ltd. (CICL)                  14,800         100.0              **               **
 2              Columbia LNG Corporation (CLNG)                               3,519          92.1              **               **
                   Subsidiary:
 3                    CLNG Corporation (CLNGCO)*                                155         100.0              **               **
 2              Columbia Network Services Corporation (CNS)                     900         100.0              **               **
                   Subsidiary:
 3                    CNS Microwave, Inc. (CMC)                                 110         100.0              **               **
 2              Columbia Petroleum Corporation (PET)*                         1,001         100.0              **               **
 2              Columbia Pipeline Corporation (CPL)                               1         100.0              **               **
                   Subsidiary:
 3                    Columbia Deep Water Services Company (CDW)                  1         100.0              **               **
 2              Columbia Remainder Corporation (CRC)                            100         100.0              **               **
                   Subsidiaries:
 3                    Columbia Electric Binghamton General
                         Corporation (CEB)*                                     118         100.0              **               **
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


                                                                                 NUMBER OF    % OF VOTING      ISSUER       OWNER'S
                                                                                    COMMON       POWER OR  BOOK VALUE    BOOK VALUE
TIER    NAME OF COMPANY (COMPANY ABBREVIATION)                                 SHARES HELD  INTEREST HELD      ($000)        ($000)
-----------------------------------------------------------------------------------------------------------------------------------
 3                     Columbia Electric Binghamton Limited Corporation (CEBL)*     142          100.0            **            **
 3                     Columbia Electric Haverstraw Corporation (CHC)*                1          100.0            **            **
 3                     Haverstraw Bay, LLC (HBL)* (a)                                --           98.0            **            **
 2               Columbia Service Partners, Inc. (CSP)                            2,940          100.0            **            **
                    Subsidiaries:
 3                     Columbia Assurance Agency, Inc. (CAA)                        850          100.0            **            **
 3                     Columbia Service Partners of Virginia, Inc.                  100          100.0            **            **
 2               Columbia Transmission Communications Corporation (CTC)               1          100.0            **            **
 1       EnergyUSA, Inc. (IN) (EUII)                                              1,000          100.0            **            **
             Unsecured Debt                                                          --             --            **            **
             Subsidiaries:
 2               EnergyUSA, Inc. (MA) (EUIM)                                     10,000          100.0            **            **
                    Unsecured Debt                                                   --             --            **            **
                    Subsidiaries:
 3                     EnergySPE, Inc. (ESPE)                                    10,000          100.0            **            **
 3                     EnergyUSA (Connecticut), Inc. (EUIC)                       6,955          100.0            **            **
                          Unsecured Debt                                             --             --            **            **
                          Subsidiaries:
 4                           Brayer Energy Solutions, Inc. (BES)*                   100          100.0            **            **
 4                           EnergyUSA Engineering, Inc. (EUE)                      919          100.0            **            **
 4                           EnergyUSA Mechanical, Inc. (EUM)                       400          100.0            **            **
 2               EnergyUSA-TPC Corp. (TPC)                                          100          100.0            **            **
                    Unsecured Debt                                                   --             --            **            **
                    Subsidiary:
 3                     EnergyUSA Appalachian Corp. (EUA)                            100          100.0            **            **
 2               NESI Energy Marketing L.L.C. (NEML) (b)                             --          100.0            **            **
 2               NI Energy Services Transportation, Inc. (NEST)                   1,000          100.0            **            **
 2               MS-1 Distribution & Storage Corporation (MS1)*                     250          100.0            **            **
 2               NI Fuel Company, Inc. (NIFC)                                     1,000          100.0            **            **
----------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


                                                                      NUMBER OF         % OF VOTING       ISSUER       OWNER'S
                                                                         COMMON            POWER OR   BOOK VALUE    BOOK VALUE
TIER  NAME OF COMPANY (COMPANY ABBREVIATION)                             SHARES HELD  INTEREST HELD       ($000)        ($000)
-------------------------------------------------------------------------------------------------------------------------------
  2            NI-TEX, Inc. (NITEX)                                            1,000         100.0             **            **
                  Unsecured Debt                                                  --            --             **            **
  2            NI-TEX Gas Services Inc. (NGS)                                    920         100.0             **            **
  2            EnergyUSA Commercial Energy Services Inc. (EUC)                 1,000         100.0             **            **
  2            EnergyUSA Retail, Inc. (EUR)                                    1,000         100.0             **            **
                  Unsecured Debt                                                  --            --             **            **
                  Subsidiary:
  3                  EnergyUSA Consumer Products Group, Inc. (EUP)*           10,000         100.0             **            **
  1    Kokomo Gas and Fuel Company (KOKO)                                    478,248         100.0             **            **
           Unsecured Debt                                                         --            --             **            **
           Subsidiary:
  2            KGF Trading Company (KGF)*                                        100         100.0             **            **
  1    NI Energy Services, Inc. (NESI)                                         1,000         100.0             **            **
           Unsecured Debt                                                         --            --             **            **
           Subsidiaries:
  2            Crossroads Pipeline Company (CROSS)                             1,000         100.0             **            **
                  Unsecured Debt                                                  --            --             **            **
  2            Green Fuels, Inc. (GREEN)*                                      1,000         100.0             **            **
                  Unsecured Debt                                                  --            --             **            **
  1    NESI Power Marketing, Inc. (NPM)                                        1,000         100.0             **            **
           Unsecured Debt                                                         --            --             **            **
  2            NiSource Energy Services Canada, Ltd. (NESCL)*                     --         100.0             **            **
                  Subsidiary:
  3                  NESI Energy Marketing Canada Ltd. (NEMCL)*                   --          70.0             **            **
  1    NiSource Capital Markets, Inc. (NCM)                                    1,000         100.0             **            **
           Unsecured Debt                                                         --            --             **            **
  1    NiSource Capital Trust I (NCT) (c)                                         --         100.0             **            **
  1    NiSource Corporate Services Company (NCS)                               1,000         100.0             **            **
           Unsecured Debt                                                         --            --             **            **
-------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


                                                                                 NUMBER OF    % OF VOTING      ISSUER       OWNER'S
                                                                                    COMMON       POWER OR  BOOK VALUE    BOOK VALUE
TIER   NAME OF COMPANY (COMPANY ABBREVIATION)                                  SHARES HELD  INTEREST HELD      ($000)        ($000)
-----------------------------------------------------------------------------------------------------------------------------------
1       NiSource Development Company, Inc. (NDEV)                                    1,000          100.0          **            **
            Unsecured Debt                                                              --             --          **            **
            Subsidiaries:
2               Analytic Sytems Laboratories, Inc. (ASL)*                            1,167           70.0          **            **
2               Cardinal Property Management, Inc. (CARD)                            1,000          100.0          **            **
2               Customer Information Services, Inc. (CIS)                            1,000          100.0          **            **
2               JOF Transportation Company (JOF)                                     1,000          100.0          **            **
                   Unsecured Debt                                                       --             --          **            **
2               KOGAF Enterprises, Inc. (KOGF)                                         100          100.0          **            **
2               Lake Erie Land Company (LEL)                                         1,000          100.0          **            **
                   Subsidiary:
3                     SCC Services, Inc. (SCC)                                       1,000          100.0          **            **
2               NDC Douglas Properties, Inc. (NDC)                                   1,000          100.0          **            **
                   Unsecured Debt                                                       --             --          **            **
2               Progeni, Inc. (PRO)*                                                 1,000          100.0          **            **
                   Unsecured Debt                                                       --             --          **            **
2               Protonics Research, Inc. (PRI)*                                        900           90.0          **            **
2               South Works Power Company (SWP)                                      1,000          100.0          **            **
-----------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)



                                                                         NUMBER OF        % OF VOTING          ISSUER       OWNER'S
                                                                            COMMON           POWER OR      BOOK VALUE    BOOK VALUE
TIER    NAME OF COMPANY (COMPANY ABBREVIATION)                         SHARES HELD      INTEREST HELD          ($000)        ($000)
-----------------------------------------------------------------------------------------------------------------------------------
1        NiSource Energy Technologies, Inc. (NET)                              100              100.0            **             **
             Unsecured Debt                                                     --                 --            **             **
1        NiSource Finance Corp. (NFC)                                          100              100.0            **             **
             Unsecured Debt                                                     --                 --            **             **
1        NiSource Pipeline Group, Inc. (NPG)                                 1,000              100.0            **             **
             Subsidiaries:
2                Granite State Gas Transmission, Inc. (GSGT)                29,900              100.0            **             **
                    Unsecured Debt                                              --                 --            **             **
                    Subsidiaries:
3                      Bay State Energy Enterprises, Inc. (BSEE)            10,000              100.0            **             **
3                      Natural Gas Development, Inc. (NGD)                  10,000              100.0            **             **
2                PNTGS Holding Corp. (PNTGS)                                 1,000              100.0            **             **
1        Northern Indiana Fuel and Light Company, Inc. (NIFL)              275,000              100.0            **             **
             Unsecured Debt                                                     --                 --            **             **
             Subsidiary:
2                Northern Indiana Trading Company, Inc. (NITC)               1,000              100.0            **             **
1        Northern Indiana Public Service Company (NIP)                  73,282,258              100.0            **             **
             Secured Debt                                                       --                 --            **             **
             Unsecured Debt                                                     --                 --            **             **
             Subsidiary:
2                NIPSCO Exploration Company, Inc. (NEXCO)                    1,000              100.0            **             **
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


                                                                     NUMBER OF      % OF VOTING       ISSUER       OWNER'S
                                                                        COMMON         POWER OR   BOOK VALUE    BOOK VALUE
TIER    NAME OF COMPANY (COMPANY ABBREVIATION)                     SHARES HELD    INTEREST HELD       ($000)        ($000)
--------------------------------------------------------------------------------------------------------------------------
1        Primary Energy, Inc. (PEI)                                      1,000         100.0             **           **
             Unsecured Debt                                                 --            --             **           **
             Subsidiaries:
2                Cokenergy, Inc.  (CEI)                                  1,000         100.0             **           **
2                Harbor Coal Company  (HCC)                              1,000         100.0             **           **
2                Ironside Energy LLC (IEL)  (d)                             --         100.0             **           **
                    Unsecured Debt                                          --            --             **           **
2                Lakeside Energy Corporation (LEC)                       1,000         100.0             **           **
                    Unsecured Debt                                          --            --             **           **
2                North Lake Energy Corporation (NLEC)                    1,000         100.0             **           **
2                Portside Energy Corporation (PORT)                      1,000         100.0             **           **
2                Whiting Clean Energy, Inc. (WCE)                        1,000         100.0             **           **
                    Unsecured Debt                                          --            --             **           **
1        SM&P Utility Resources, Inc. (SMP)(e)                             100         100.0             **           **
             Subsidiary:
2                Colcom Incorporated (CI)  (e)                           1,000         100.0             **           **
--------------------------------------------------------------------------------------------------------------------------

Note: All debt amounts exclude the current portion of long-term debt and money pool transactions and include intercompany notes payable.

*   Company was inactive at December 31, 2001.

**  CONFIDENTIAL TREATMENT REQUESTED.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)


(a) Haverstraw Bay, LLC was involved with power generation. Columbia Electric Haverstraw Corporation owns a 2% interest and Columbia Remainder Corporation directly holds 98%.

(b) NESI Energy Marketing L.L.C. was involved with the marketing of natural gas and electricity. EnergyUSA, Inc. (IN) owns a 100% interest.

(c) NiSource Capital Trust I is a financing subsidiary of NiSource Inc. NiSource Inc. holds 100% of the common equity.

(d)      Primary Energy, Inc. owns a 100% interest in Ironside Energy LLC.

(e) SM&P Utility Resources, Inc. was sold to The Laclede Group on January 28, 2002.


ITEM 2.    ACQUISITIONS OR SALES OF UTILITY ASSETS

None.


ITEM 3.    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None.

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES DURING 2001


                                             NAME OF COMPANY
                                           ACQUIRING, REDEEMING    NUMBER     PRINCIPAL     CONSIDERATION  HELD OR  COMMISSION
NAME OF ISSUER AND TYPE OF ISSUE          OR RETIRING SECURITIES  OF SHARES  AMOUNT ($000)         ($000)  RETIRED  AUTHORIZATION
-----------------------------------------------------------------------------------------------------------------------------------
BSG
   Unsecured Debt                                     BSG            -          15,000         35,000      Retired  Exempt Rule 52
   Medium Term Note - 7.25% Due 08/05/02              BSG            -          20,000         20,000      Retired  Exempt Rule 52
   Subsidiary:
      NU
         Medium Term Note - 6.93%
         Due 09/01/31                                  NU            -           1,667          1,667      Retired  Exempt Rule 52

CGV
   Unsecured Debt                                     CGV            -          12,835         12,835      Retired  Exempt Rule 52

CKY
   Unsecured Debt                                     CKY            -           5,829          5,829      Retired  Exempt Rule 52

COH
   Unsecured Debt                                     COH            -             139            139      Retired  Exempt Rule 52

CMD
   Unsecured Debt                                     CMD            -           2,495          2,495      Retired  Exempt Rule 52

CPA
   Unsecured Debt                                     CPA            -          17,843         17,843      Retired  Exempt Rule 52

EUIM
   Medium Term Note - 6.50% Due 11/17/01             EUIM            -             470            470      Retired  Exempt Rule 52
   Medium Term Note - 6.00% Due 11/17/06             EUIM            -           1,016          1,016      Retired  Exempt Rule 52
   Medium Term Note - 6.00% Due 11/17/06             EUIM            -             943            943      Retired  Exempt Rule 52
   Medium Term Note - 6.00% Due 11/17/06             EUIM            -             452            452      Retired  Exempt Rule 52

NDC
   Unsecured Debt                                     NDC            -           6,504          6,504      Retired  Exempt Rule 52

NIP
   Preferred Stock                                    NIP            -           1,155          1,155      Retired  Exempt Rule 52
   Secured Debt                                       NIP            -             500            500      Retired  Exempt Rule 52
   Unsecured Debt                                     NIP            -          18,500         18,500      Retired  Exempt Rule 52

TCO
   Secured Debt                                       TCO            -         128,515        128,515      Retired  Exempt Rule 52
-----------------------------------------------------------------------------------------------------------------------------------

ITEM 5.    INVESTMENTS IN SECURITIES OF NON SYSTEM COMPANIES

                                                                                               % OF VOTING    NUMBER OF
                                                                                                POWER OR       SHARES     BOOK VALUE
INVESTOR                            INVESTEE                            TYPE OF INVESTMENT    INTEREST HELD     OWNED       ($000)
----------------------------------------------------------------------------------------------------------------------------------
AD        Phoenix-Alamco Ventures, L.L.C.                               LLC Membership             50.0             N/A          *
CEB       Binghamton Cogeneration Limited Partnership                   Limited Partnership        10.0             N/A          *
CEBL      Binghamton Cogeneration Limited Partnership                   Limited Partnership        23.3             N/A          *
CER       Clarksburg Gas Limited Partnership                            Limited Partnership         2.0             N/A          *
CHC       Haverstraw Bay, LLC                                           LLC Membership              2.0             N/A          *
HCC       PCI Associates                                                Limited Partnership        50.0             N/A          *
JOF       Chicago South Shore & South Bend Railroad Co.                 General Partnership        40.0             N/A          *
JOF       Illinois Indiana Development Company, L.L.C.                  LLC Membership             40.0             N/A          *
NDC       Bittersweet Pointe, L.P.                                      Limited Partnership        99.0             N/A          *
NDC       Douglas Pointe, L.P.                                          Limited Partnership        99.0             N/A          *
NDC       Douglas Pointe II, L.P.                                       Limited Partnership        99.0             N/A          *
NDC       Douglas Pointe III, L.P.                                      Limited Partnership        99.0             N/A          *
NDC       Dunedin, L.L.C.                                               LLC Membership             99.0             N/A          *
NDC       Dunedin II, L.L.C.                                            LLC Membership             99.0             N/A          *
NDC       Hebron Pointe, L.L.C.                                         LLC Membership             99.0             N/A          *
NDC       House Investments, L.P.                                       Limited Partnership        99.0             N/A          *
NDC       House Investments II, L.P.                                    Limited Partnership        99.0             N/A          *
NDC       Kingsmill                                                     Limited Partnership       100.0             N/A          *
NDC       Prestwick Square, L.P.                                        Limited Partnership        98.0             N/A          *
NDC       Robertson, L.L.C.                                             LLC Membership             99.0             N/A          *
NDC       Woodland Crossing, L.L.C.                                     LLC Membership             99.0             N/A          *
NDEV      N Squared Aviation, L.L.C.                                    LLC Membership             33.3             N/A          *
NET       Acumentrics Corporation                                       Common Shares               3.1         333,333          *
NET       Capstone Turbine Corporation                                  Common Shares              0.02          11,574          *
NET       CID Equity Capital III, L.P.                                  Limited Partnership         2.0             N/A          *
NET       Corning Incorporated                                          Common Shares             0.003          23,796          *
NET       Covance, Inc.                                                 Common Shares              0.01           4,483          *
NET       Evergreen Solar, Inc.                                         Common Shares               0.1          14,524          *
NET       MOSAIC Energy, L.L.C.                                         LLC Membership             32.6             N/A          *
NET       Nth Power Technologies Fund II, L.P.                          Limited Partnership         4.1             N/A          *
NET       Nth Power Technologies Fund II-A, L.P.                        Limited Partnership         5.4             N/A          *
NET       Quest Diagnostics Incorporated                                Common Shares              0.01           4,482          *
NET       SunPower Corporation                                          Preferred Shares           17.6       1,055,194          *
NET       Utech Climate Challenge Fund, L.P.                            Limited Partnership        17.9             N/A          *
NGS       MidTex Gas Storage Company, L.L.P.                            Limited Partnership        31.0             N/A          *
NIFC      Bristol Resources Production Company, L.L.C.                  LLC Membership             64.0             N/A          *
NITEX     Laredo Nueces Pipeline Company                                Common Shares              50.0             N/A          *
TCO       Millenium Pipeline Company, L.P.                              Limited Partnership        47.0             N/A          *
TCO       Millenium Pipeline Management Company, L.L.C.(a)              LLC Membership             47.5             N/A          *
TGT       EnerTek Partners, LP                                          Limited Partnership        16.5             N/A          *
----------------------------------------------------------------------------------------------------------------------------------

*   CONFIDENTIAL TREATMENT REQUESTED.

(a) Millenium Pipeline Management Company, L.P. holds a 1% general partner interest in Millenium Pipeline Company, L.P.

ITEM 6.    OFFICERS AND DIRECTORS

PART I. NAMES, PRINCIPAL BUSINESS ADDRESS AND POSITIONS HELD AS OF DECEMBER 31, 2001

The names, principal address and positions held as of December 31, 2001 of the officers and directors of System companies is presented in the tables on the following pages. The principal business address of each officer and director is indicated in such tables by the numbers (1) through (27). The addresses associated with these number designations are shown in the following address key. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

Address:
--------------------------------------------------------------------------------
1.       801 East 86th Avenue, Merrillville, Indiana 46410
2.       200 Civic Center Drive, Columbus, Ohio 43215
3.       12801 Fair Lakes, Parkway, Fairfax, Virginia 22030
4.       1220 Waterway Blvd, Indianapolis, Indiana 46206
5.       10 G Street, Suite 580, Washington DC 20002
6.       Mintflower Place, 3rd Floor, 8 Par-La-Ville Road, Hamilton Bermuda HMNX
7.       67 Suncrest Terrace, PO Box 131, Colchester, Vermont, 05446
8.       2 Church Street, PO Box HM1022, Hamilton Bermuda HMDX
9.       1600 Dublin Road, Columbus Ohio 43215
10.      300 Friberg Pkwy, Westborough, Massachusetts 01581
11.      900 East Blvd, Kokomo, Indiana 46902
12.      220 E. Seventh Street, Auburn, Indiana 46706
13.      2001 Mercer Road, Lexington, Kentucky 40512
14.      1010 Sand Creek Drive, Chesterton, Indiana 46304
15.      650 Washington Road, Pittsburgh, Pennsylvania, 15228
16.      2603 Augusta, Houston, Texas, 77057
17.      900 Pennsylvania Avenue, Charleston, WV 25362
18.      1700 MacCorkle Avenue, S.E. Charleston, West Virginia 25314
19.      9001 Arboretum Parkway, Richmond, Virginia 23236
20.      4100 Edision Lakes Pkwy., Mishawaka, Indiana 4645
21.      1000, 400-3 Avenue SW, Calgary, AB T2P 4H2 Canada
22.      3661 Buchanan Street, 3rd Floor, San Francisco, California 94123
23.      1700 South Mt. Prospect Road, DesPlaines, Illinois 60018
24.      280 Park Avenue, West Building 3th Fl, New York, New York
25.      801 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3P7
26.      City Place I, 185 Asylum Street, 32nd Fl. Hartford, CT 06103
27.      50 Keil Drive North, Chatham, Ontario Canada N7M 5M1

POSITION KEY CODE

D      -   Director
COB    -   Chairman of the Board
VC     -   Vice Chairman
CEO    -   Chief Executive Officer
COO    -   Chief Operating Officer
CFO    -   Chief Financial Officer
CAO    -   Chief Accounting Officer
CIO    -   Chief Information Officer
P      -   President
GC     -   General Counsel
GM     -   General Manager
GME    -   General Manager Electric Supply
GP     -   Group President
EVP    -   Executive Vice President
SVP    -   Senior Vice President
VP     -   Vice President
T      -   Treasurer
TR     -   Trustee
C      -   Controller
S      -   Secretary
CMS    -   Chairman of the Management Committee
MMC    -   Member of the Management Committee
SP     -   Sponsor

      NAME                           NI              CG         CAR        NCM        NCT        NFC        CCC        TGT
------------------------   --------------------   --------   --------   --------   --------   --------   --------   ---------
Stephen P. Adik (1)         D, VC                 D          D          D          SP         D
Steven C. Beering (1)       D
Arthur J. Decio (1)         D
Dennis E. Foster (1)        D
James T. Morris (4)         D
Gary L. Neale (1)           D, COB, P, CEO
Ian M. Rolland (1)          D
John W. Thompson (1)        D
Robert J. Welsh (1)         D
Carolyn Y. Woo (1)          D
Roger A. Young (1)          D
Michael W. O'Donnell (1)    EVP, CFO              D, P       D, P       D, P       TR         D, P       D, P       D, P
S. LaNette Zimmerman (1)    EVP
Peter V. Fazio Jr. (1)      EVP, GC
Catherine G. Abbott (3)     GP
Patrick J. Mulchay (1)      GP
Jeffrey W. Yundt (1)        GP
James M. Clarke (1)         SVP
Arthur E. Smith (1)         SVP
Maria P. Hibbs (1)          VP
Jeffrey W. Grossman (1)     VP, C, CAO            VP         VP         VP         TR         VP         VP         VP
Dennis W. McFarland (1)     VP, T                 VP, T      VP, T      VP, T      TR         VP, T      T          T
Dennis E. Senchak (1)       VP
Arthur A. Paquin (1)        VP
David A. Kelly (4)          VP
Gary W. Pottorff (1)        S                     S          S          S                     S          S          S
Vincent H. DeVito (2)                             C          C          C                     C          C          C

NAME                             NCS          CICL        CAT         CES        CEM        CPM        CFC       CLNG        CLNGCO
------------------------   ------------   ----------   --------   --------   --------   --------   --------   ---------   ----------
Stephen P. Adik (1)        D, VC                       D                                           D          D           D
Gary L. Neale (1)          D, COB, CEO
Jeffrey W. Grossman (1)    VP             D, P         VP         D, VP      VP         VP         VP         VP          VP
Dennis W. McFarland (1)    VP, T          VP, T        VP, T      T          VP, T      VP, T      VP, T      VP, T       VP, T
Barbara S. McKay (1)       VP
Stephen P. Smith (2)       P, COO
James M. Clarke (1)        SVP                                    D
Michael W. O'Donnell (1)   EVP, CFO       D            D          D, P       D          D, P       D, P       D, P        D, P
S. LaNette Zimmerman (1)   EVP
Arthur E. Smith, Jr. (1)   SVP
Thomas J. Aruffo (1)       VP
Mary C. Bloom (2)          VP
Richard L. Bond (1)        VP
Robert D. Campbell (1)     VP
Donald K. Eldert (1)       VP
Jerry L. Godwin (1)        VP
Gail W. Harowski (1)       VP
Dorothy M. Hawkins (1)     VP
Joel L. Hoelzer (1)        VP
Peggy Landini (1)          VP
Mark T. Maassel (1)        VP
Scott C. MacDonald (1)     VP
John M. O'Brien (2)        VP
Rebecca T. Sczudlo (5)     VP
David J. Vajda (1)         VP
Theresa A. Balog (2)       VP
Robert D. Stuart (2)       CIO
Gary W. Pottorff (1)       S                           S          S          S          S          S          S           S
Tim Bucci (1)                             D, VP
Susan Gatje (6)                           D
Kathryn A. Westover (7)                   D
Michael Ashford (8)                       S
Vincent H. DeVito (2)      C                           C          C          C          C          C          C           C

NAME                            NIP          CSP        CAA        NET      BES
------------------------   ------------   -------   ---------   -------   ------
Stephen P. Adik (1)        D                                              D, P
Patrick J. Mulchay (1)     D
Jeffrey W. Yundt (1)       D, COB         D          D
Barrett Hatches (1)        P, CEO
Robert J. Schacht (1)      EVP, COO
Jerry L. Godwin (1)        VP, GME
Timothy Taylor (1)         VP
Karen J. Lenzo (1)         VP
Daniel D. Gavito (1)       VP
Timothy A. Dehring (1)     VP
James J. Hallar, Jr. (1)   VP
Jeffrey W. Grossman (1)    VP             VP         VP         VP        VP
Dennis W. McFarland (1)    T              T          T          T         T
Robert G. Kriner (2)       C              C          C
Gary W. Pottorff (1)       S              S          S          S         S
Barbara S. McKay (1)                      P, CEO     P, CEO
William J. Thomas (9)                     VP         VP
Donald K. Eldert (1)                                                      VP
Steven P. Milne  (22)                                                     VP
Carrie t. Lally (22)                                                      VP
Mark D. Wyckoff (1)                                             D, P
Peter T. Disser (1)                                             VP
Michael Zdyb (1)                                                VP
Robert Kramer (1)                                               VP
Vincent H. Devito (2)                                           C
June M. Konold (2)                                                        C

NAME                            KOKO         KGF         KOGF         NIFL        NITC
--------------------------   ----------   ---------   ----------   ---------   ----------
Stephen P. Adik (1)          D            D           D            D
Jeffrey W. Yundt (1)         D, COB       D, COB      COB          D, COB
Jeffrey W. Grossman (1)      VP           VP          VP           VP
Dennis W. McFarland (1)                               T
Robert G. Kriner (2)         C            C                        C
Gary W. Pottorff (1)         S            S           S            S
Barrett Hatches (1)          D, CEO       D           D            D, CEO
David W. Fox (11)            T            T
Vincent H. Devito (2)                                 C
H. P. Conrad, Jr. (12)                                             D, P, T     D, P, T, S
N. Reed Silliman (12)                                              D
E. F. Hemingway, III (12)                                          VP

NAME                            BSG         BSGPE         NU          PRO
--------------------------   ----------   ---------   ----------   ---------
Stephen P. Adik (1)          D                        D            D, P
Jack E. McGregor (10)        D                        D
Daniel J. Murphy III (10)    D                        D
Gary L Neale (1)             D                        D
Thomas C. Norton (10)        D                        D
Thomas W. Sherman (10)       D                        D
Robert C. Skaggs, Jr. (2)    D, P, CEO                D, P, CEO
Roger A. Young (1)           D, COB                   D
Jeffrey W. Yundt (1)         D                        D, COB
Kenneth M. Margossian (10)   EVP, COO     D, P, CEO   EVP
Pamela A. Bellino (10)       VP                       VP
Stephen H. Bryant (10)       VP                       VP
Danny G. Cote (10)           VP           D, VP       VP
Jeffrey W. Grossman (1)      VP                       VP           VP
Dennis W. McFarland (1)      T            T           T            T
Robert G. Kriner (2)         C            C           C
Gary W. Pottorff (1)         S            S           S
Vincent H. DeVito                                                  C
John M. O'Brien (2)                                   VP

NAME                             CKY           CMD          COH        CPA         CGV          NEST
--------------------------   -----------   ----------   ---------   ---------   -----------   ---------
Stephen P. Adik (1)          D             D            D           D           D             D
Joseph W. Kelly (13)         D, EVP, COO
Robert C. Skaggs, Jr. (2)    D, P, CEO     D, P, CEO    D, P, CEO   D, P, CEO   D, P, CEO
Jeffrey W. Yundt (1)         D             D            D           D           D             D, P
Lawrence D. Smore (15)                     D, COO                   D, COO      VP
Peggy H. Landini (1)                                                            D, EVP, COO
Terrence J. Murphy  (15)                   VP                       VP          VP
Edward A. Santry (14)                      VP                       VP
Roger D. Vari  (15)                        VP, T                    VP
Douglas G. Borror (2)                                   D
Charlotte P. Kessler (2)                                D
William E. Kirwan (2)                                   D
Gary L. Neale (1)                                       D
Richard F. James (16)        VP            VP           VP          VP          VP
Gary W. Pottorff (1)         S             S            S           S           S             S
Reginald L. Carter (2)                                  EVP, COO
M. Carol Fox  (2)                                       VP
Genevieve A Tuchow (2)                                  VP
John W. Partridge, Jr. (2)   VP                         VP
Timothy J. Tokish, Jr. (2)   T                          VP, T
Janis L. Hannuksela  (19)                                                       T
June M. Konold (2)                                                                            C
Jeffrey W. Grossman (1)                                                                       VP
Dennis W. McFarland (1)                                                                       T


NAME                             CER           AD           CNR       CNRCL        HH
--------------------------   -----------   ----------   ---------   ---------   ----------
Catherine G. Abbott (3)      D, CEO        D, CEO       D, CEO      D, CEO      D, CEO
Michael W. O'Donnell (1)     D
Stephen M. Warnick (17)      D, P          D, P         D, P        D, P        D, P
Thomas H. Blake (17)         SVP           D, SVP       D, SVP      D, SVP      D, SVP
Sharon O. Flanery (17)       VP            D, VP        D, VP       D, VP       D, VP
Jeffrey W. Grossman (1)      VP            VP           VP          VP          VP
Kathleen O'Leary (3)         VP            VP           VP          VP          VP
R. Neal Pierce (17)          VP, GC        D, GC        D, GC       D, GC       D, GC
Dennis W. McFarland (1)      T             T            T           T           T
June Konold  (2)             C             C            C           C           C
Gary W. Pottorff (1)         S             S            S           S           S

NAME                              TCO          CGT          CPL         CDW        CROSS
---------------------------   ----------   ----------   ---------   ---------   -----------
Catherine G. Abbott (3)       D, CEO       D, CEO       D           D, COB      D, COB
Glen L. Kettering (3)         D, P         D, P         D, P        D, P        D, P
Michael W. O'Donnell (1)      D            D            D           D           D
Rene P. Dartez (16)                        SVP
James W Hart (16)                          SVP                      VP
W. Harris Marple (18)         SVP          SVP
Kathleen O'Leary (3)          SVP          SVP
Stephen M. Warnick (18)       SVP          SVP          VP                      VP
Alan D. Burns (18)            VP           VP
B. Wayne Crocker (16)                      VP
Sheree L. Parks Downey (18)   VP           VP                                   VP
Victor M. Gaglio (18)         VP
Jeffrey W. Grossman (1)       VP           VP           VP          VP          VP
Carl W. Levander (3)          VP           VP                                   VP
Dennis W. McFarland (1)       VP, T        VP, T        VP, T       VP, T       VP, T
David C. Pentzien (3)         VP                        VP                      VP
Jeffrey S. Rich (3)           VP
Reed D. Robinson (18)         VP                                                VP
Michael D. Watson (3)         VP                                                VP
Stephen M. Wilner (2)         VP           VP
Deanna J. Farmer (2)          C            C            C                       C
Gary W. Pottorff (1)          S            S            S           S           S


NAME                          MPMCL
David C. Pentzien (3)         CMC
John D. Wolnik (27)           MMC
Robert E. Jones (25)          MMC
Robert E. Jones               MMC
Kevin McCrackin (26)          MMC

NAME                             NPG          BSEE         NGD        PNGTS        GSGT
---------------------------   ----------   ----------   ---------   ---------   ----------
Catherine G. Abbott (3)       D, COB       D, COB       D, COB      D, COB      D, COB
Glen L. Kettering (3)         D, P         D, P         D, P        D, P        D, P
Michael W. O'Donnell (1)      D            D            D           D           D
Stephen M. Warnick (18)       VP           VP           VP          VP          VP
Jeffrey W. Grossman (1)       VP           VP           VP          VP          VP
Carl W. Levander (3)                                                            VP
Dennis W. McFarland (1)       VP, T        VP, T        VP, T       VP, T       VP, T
David C. Pentzien (3)                                   VP          VP          VP
Reed D. Robinson (18)                                                           VP
Michael D. Watson (3)                                                           VP
Deanna J. Farmer (2)          C            C            C           C           C
Gary W. Pottorff (1)          S            S            S           S           S


NAME                             CNS          CMC          CTC
---------------------------   ----------   ----------   ---------
Catherine G. Abbott (3)       D, COB       D            D
Glen L. Kettering (3)         D            D            D
Michael W. O'Donnell (1)      D            D            D
Rene P. Dartez (16)                                     D, P
Alan D. Burns (18)            P            P
Victor M. Gaglio (18)         VP                        VP
Jeffrey W. Grossman (1)       VP           VP           VP
Dennis W. McFarland (1)       VP, T        VP, T        VP, T
Stephen T. MacQueen (3)                    VP           VP
Kathleen R. O'Leary (3)                                 VP
Jeffrey S. Rich (3)                                     VP
Stephen M. Wilner (2)                                   VP
Deanna J. Farmer (2)          C            C            C
Gary W. Pottorff (1)          S            S            S

        NAME                   TPC         EUA         NEML        SWP       PEI             CEI
Stephen P. Adik (1)            D                                   D, VC     D
Patrick J. Mulchay (1)         D, P        D, P                    D, P
David J. Vajda (1)             D
James M. Clarke (1)            VP                      VP
Michael Calderone (16)         SVP, COO    VP          VP, COO
Peter I. Tumminello (16)       VP          VP          VP
June M. Konold (2)             C           C           C           C
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        T           T           T           T         T               T
Gary W. Pottorff (1)           S           S           S           S         S               S
Joseph L. Turner, Jr. (1)                                                    D, COB, CEO     D
Mark d. Wyckoff (1)                                                          P, COO          P
Dean H. Hall (1)                                                             SVP             SVP
V. Michael Alverson (1)                                                      VP              VP
Kenneth P. Foley (1)                                                         VP              VP
Richard L. Hoover (1)                                                        VP              VP
Gregory A. Martinsen (1)                                                     VP              VP
Vincent H. DeVito (2)                                                        C               C

        NAME                   HCC         IEL         LEC         NLEC      PORT            WCE
Joseph L. Turner, Jr. (1)      D                       D           D         D               D
Mark d. Wyckoff (1)            P           P           P           P         P               P
Dean H. Hall (1)               SVP         SVP         SVP         SVP       SVP             SVP
V. Michael Alverson (1)        VP          VP          VP          VP        VP              VP
Kenneth P. Foley (1)           VP          VP          VP          VP        VP              VP
Richard L. Hoover (1)          VP          VP          VP          VP        VP              VP
Gregory A. Martinsen (1)       VP          VP          VP          VP        VP              VP
Vincent H. DeVito (2)          C           C           C           C         C               C
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        T           T           T           T         T               T
Gary W. Pottorff (1)           S           S           S           S         S               S

        NAME                   CERC        PET         CRC         CEB       CEBL            CHC
Stephen P. Adik (1)                        D           D           D         D               D
Michael W. O'Donnell (1)       D, P        D, P, CEO   D, P        D, P      D, P            D, P
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        VP, T       T           VP, T       VP, T     VP, T           VP, T
Vincent H. DeVito (2)          C           C           C           C         C               C
Gary W. Pottorff (1)           S           S           S           S         S               S

        NAME                   EUII        EUIM        ESPE        EUIC      EUE             EUC
Stephen P. Adik (1)            D, P        D           D, P        D, P      D, P            D, P
Mark A. Cleaves (19)                       P
Donald K. Eldert (1)           VP          VP          VP          VP        VP              VP
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        T           T           T           T         T               T
June M. Konold (2)             C           C           C           C         C               C
Gary W. Pottorff (1)           S           S           S           S         S               S

        NAME                   EUM         EUR         NIFC        NITEX     NGS             NESI
Stephen P. Adik (1)            D, P        D, P        D           D, P      D, P            D
Jeffrey W. Yundt (1)                                                                         D, P
James M. Clarke (1)                                    D
Donald K. Eldert (1)           VP          VP
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        T           T           T           T         T               T
June M. Konold (2)             C           C                       C         C               C
Gary W. Pottorff (1)           S           S           S           S         S               S
Vincent H. DeVito (2)                                  C

        NAME                   NPM         NESCL       NDEV        CARD      LEL             SCC
Stephen P. Adik (1)            D                       D, P        D, P      D, VC           D, COB
Gary L. Neale (1)              D                       D                     D, COB
Jeffrey W. Yundt (1)           D, P        D, P
James W. Surbey (21)                       D, S
Jeffrey W. Grossman (1)        VP          VP          VP          VP                        VP
Dennis W. McFarland (1)        T           T           T           T                         T
June M. Konold (2)             C
Gary W. Pottorff (1)           S                       S           S                         S
Vincent H. DeVito (2)                                  C           C                         C
Patricia K. Locascio (1)                                           GM
Arthur A. Paquin (1)                                                         C
Jerry D. Mobley (14)                                                         P               P

        NAME                   JOF         NSAL        NDC         SMP       CI              ASL
Stephen P. Adik (1)            D, P                    D, P        D, P      D, COB          D, P
William E. McDonough (20)                  P
Thomas J. Aruffo (1)                       VP, T
Jeffrey W. Grossman (1)        VP                      VP          VP        VP              VP
Dennis W. McFarland (1)        T                       T           T         T               T
Patricia K. Locascio (1)                               GM
Gary W. Pottorff (1)           S           S           S           S         S               S
Vincent H. DeVito (2)          C                       C           C         C               C

        NAME                   CIS         EUP         GREEN       MS1       NEXCO           PRI
Stephen P. Adik (1)            D, P        D, P        D, P        D, P      D               D, P
Gary L. Neale (1)                                                            COB
Donald K. Eldert (1)                       VP                      VP
Jeffrey W. Grossman (1)        VP          VP          VP          VP        VP              VP
Dennis W. McFarland (1)        T           T           T           T         T               T
Gary W. Pottorff (1)           S           S           S           S         S               S
Vincent H. DeVito (2)          C                       C                     C               C
June M. Konold (2)                         C                       C

PART II. FINANCIAL CONNECTIONS AS OF DECEMBER 31, 2001*

                                                                                             POSITION HELD IN          APPLICABLE
NAME OF OFFICER OR DIRECTOR            NAME AND LOCATION OF FINANCIAL INSTITUTION          FINANCIAL INSTITUTION        EXEMPTION
---------------------------            ------------------------------------------          ---------------------        ---------
William Krivan, Director               Bank One of OH                                             Director             Rule 70(c)
of Columbia Gas of Ohio

Jack E. McGregor, Director             People's Bank  - Bridgeport, CT                            Director             Rule 70(c)
of Bay State Gas Company and
Northern Utilities

James T. Morris, Director of           National City Bank - Indianapolis, IN                      Director             Rule 70(c)
NiSource Inc. and Chairman of
IWC Resources Corporation

Daniel J. Murphy, Director of          Northmark Bank - North Andover, MA                         Director             Rule 70(c)
Bay State Gas and Northern
Utilities

Gary L. Neale, Director and            Mercantile National Bank - Hammond, IN                     Director             Rule 70(c)
Chairman, President and Chief
Executive Officer of NiSource Inc.

Robert J. Schacht, Executive           HFS Bank - Hobart, IN                                      Director             Rule 70(c)
Vice President and  Chief
Operating Officer of Northern
Indiana Public Service Company

Robert J. Welsh, Director of           Mercantile National Bank - Hammond, IN                     Director             Rule 70(c)
NiSource Inc.

Carolyn Y. Woo, Director of            St. Joseph Capital Bank - Mishawaka, IN                    Director             Rule 70(c)
NiSource Inc.

PART III(a).    COMPENSATION OF OFFICERS AND DIRECTORS

EXECUTIVE COMPENSATION

NOMINATING AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Nominating and Compensation Committee's compensation policy is designed to relate total compensation (base salary, incentive bonus and long-term stock-based compensation) to corporate performance. This policy applies to all executive officers, including the Chief Executive Officer of NiSource and the four other most highly compensated executive officers, which collectively constitute the "Named Officers." In 2001, the Named Officers were the Chief Executive Officer, Mr. Neale, and Messrs. Adik, Mulchay, O'Donnell and Yundt. The Committee has implemented a "pay-for-performance" program which is designed to position the Company executive compensation competitively and to reward performance that creates additional stockholder value. The Committee discusses and considers executive compensation matters, then makes recommendations to the full board of directors, which takes the final action on these matters. The board accepted all of the Committee's recommendations in 2001.

The Committee has engaged Hewitt Associates, an independent compensation consulting firm, to advise it and provide surveys of comparative compensation practices for (1) a group of similarly sized energy-oriented companies, including electric, gas or combination utility companies, diversified energy companies and companies with gas marketing, transmission and distribution operations and energy services operations, and (2) a group of similarly sized companies in general industry. Each of these 2001 executive compensation comparative groups consisted 34 companies from which data was available to Hewitt and which the Committee believed to be competitors of the Company for executive talent. The Committee may change the companies contained within the comparative compensation groups in future years if information about any company included in a group is not available, any companies included in a group are no longer competitors for executive talent, or if the Committee determines that different energy or other types of companies are competitors of the Company. The Company's comparative compensation group is not the same as the corporations that make up the Dow Jones Utilities Index in the Stock Price Performance Graph included in this proxy statement.

The Committee considers the surveys provided by Hewitt in determining base salary, incentive bonus and long-term stock-based compensation. The Committee's philosophy is to set conservative base salaries at or near the medians of the utility and energy comparative group, which are similar, while providing performance-based variable compensation through the bonus and incentive plans described below to allow total compensation to fluctuate according to the Company's financial performance. Long-term incentive awards are stock-based (for example, stock options, restricted stock awards or performance-based contingent stock awards) to emphasize long-term stock price appreciation and the concomitant increased stockholder value. In 2001, total compensation of the executive officers, including the Chief Executive Officer, was targeted between the 50th and the 75th percentile of the relevant comparative compensation group. Total compensation would reach this level only if the Company met the applicable performance targets under the bonus incentive plans. For those executive officers with significant responsibilities for certain business units, total compensation is dependent on the Company's financial performance and on business unit operating income or on other measures unique to the respective business unit.

In establishing Mr. Neale's base salary for 2001, the Committee reviewed information provided by Hewitt regarding the chief executive officer compensation practices of comparable utility and energy companies. The Committee determined to set base salary near the median salary of the comparative group, giving regard to Mr. Neale's proven abilities and strong performance with the Company since joining it as Executive Vice President and Chief Operating Officer in 1989. As with the other executive officers, Mr. Neale's total compensation was targeted to be between the 50th and the 75th percentile of the relevant comparative compensation group, depending upon the Company's financial performance. The result of the Committee's determination as to Mr. Neale's total compensation package was that, as of the time of the grant, approximately 75% of Mr. Neale's total target compensation was performance-based and at risk, dependent upon the Company's earnings per share and stock price performance.

The Committee determines annual incentive awards for all executive officers in accordance with the Senior Management Incentive Plan. This Plan sets forth a formula established at the beginning of each fiscal year by the Committee for awarding incentive bonuses, based upon the Company's financial performance. Bonuses awarded to each of the Named Officers (including the Chief Executive Officer) are based on overall corporate performance. The bonus formula is based upon attaining targets for the Company's earnings per share. The Incentive Plan establishes a threshold level of financial performance (below which no bonus is paid), a target level, and a maximum level (above which no additional bonus is paid). The range of awards and levels of awards (as a percent of base salary), if financial performance thresholds are achieved, are as follows:

                                                      Range        Award if Targets Met
                                                      -----        --------------------
Chief Executive Officer                     40.0% to 120.0%                       80.0%
Vice Chairman                               35.0% to 105.0%                       70.0%
Group Presidents                             32.5% to 97.5%                       65.0%
Executive and Senior Vice Presidents         20.0% to 97.5%              40.0% to 65.0%
Other Vice Presidents                        17.5% to 75.0%              35.0% to 50.0%

In 2001, the Company's actual earnings per share were lower than the threshold. None of the Named Officers (including Mr. Neale) received a bonus in 2001.

Executive officers are also eligible to receive awards under the Company's Long-Term Incentive Plan. Under the Long-Term Incentive Plan, stock options, stock appreciation rights, performance units, restricted stock awards, contingent stock awards and dividend equivalents may be awarded. The Committee considers base salaries of the executive officers, prior awards under the Long-Term Incentive Plan, and the Company's total compensation target in establishing long-term incentive awards. Options granted to executive officers are valued using the Black-Scholes option pricing model at the time of grant and restricted stock awards and contingent stock awards granted to executive officers are valued using Hewitt's present value pricing model for purposes of determining the number of options and/or shares to be granted to reach total target compensation. In 2001, stock options, restricted stock and contingent stock were awarded to Messrs. Neale, Adik, Mulchay, Yundt and O'Donnell. The number of options, restricted stock awards and contingent stock awards granted to the Chief Executive Officer and other executive officers (including Messrs. Adik, Mulchay, Yundt and O'Donnell) was based on these considerations. The compensation value of stock options, restricted stock awards and/or contingent stock awards depends on actual stock price appreciation. In addition, the contingent stock awards are subject to performance vesting criteria as established by the Committee. Historically, the restricted stock awards were also subject to performance vesting criteria as established by the Committee; however, in order to avoid certain variable accounting issues associated with the performance objectives, in 2001, the Company offered to exchange restricted stock awards made in 2000 and 2001 to the Named Officers (including Mr. Neale) for replacement restricted stock awards without performance objectives. Details of the exchange are set forth in note (1) to the Long-Term Stock Incentive Plans Table.

Section 162(m) of the Internal Revenue Code provides that compensation in excess of $1,000,000 per year paid to the chief executive officer or any of the four other most highly compensated executive officers employed at year-end, other than compensation meeting the definition of "performance based compensation," will not be deductible by a corporation for federal income tax purposes. The Committee believes that, except as identified in the preceding paragraph and except for options granted at less than market value, the Company's long-term stock-based incentive awards constitute performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. In light of its emphasis on such performance-based compensation, the Committee does not anticipate that the limits of Section 162(m) will materially affect the deductibility of compensation paid by the Company in 2001. However, the Committee will continue to review the deductibility of compensation under
Section 162(m) and related regulations.

The Committee believes that its overall executive compensation program has been successful in providing competitive compensation sufficient to attract and retain highly qualified executives, while at the same time encouraging increased performance from the executive officers, which creates additional stockholder value.

                      NOMINATING AND COMPENSATION COMMITTEE
                                 March 25, 2002

                           Steven C. Beering, Chairman
                                 Arthur J. Decio
                                 Robert J. Welsh

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY. The following table summarizes compensation for services to NiSource and its corporate predecessor NiSource Inc. (incorporated in Indiana) and their subsidiaries for the years 2001, 2000 and 1999 awarded to, earned by or paid to each of the Named Officers.

                                                     Annual Compensation                    Long-Term Compensation
                                    ------------------------------------------------        ----------------------
                                                                                             Awards       Payouts
                                                                                             ------       -------
                                                                                           Securities      Long-Term
                                                                        Other Annual       Underlying      Incentive      All Other
                                                                        Compensation          Options   Plan Payouts   Compensation
Name and Principal Position         Year    Salary ($)   Bonus ($)(2)         ($)(3)        /SARS (#)         ($)(4)          ($)(5)
---------------------------         ----    ----------   ------------         ------        ---------         ------          ------
Gary L. Neale                       2001       950,000             --          9,774          160,377        285,000          22,273
   Chairman, President and          2000       800,000      1,060,000          9,985          250,000      2,340,665          28,240
   Chief Executive Officer          1999       689,583             --          6,436           50,000        484,313          33,465

Stephen P. Adik                     2001       500,000             --          4,337           56,604             --           4,796
   Vice Chairman                    2000       425,000        526,250         15,258           90,000      1,058,738           5,284
                                    1999       343,749             --          2,980           30,000             --           5,645

Patrick J. Mulchay (6)              2001       392,821             --          8,064           34,198             --           5,883
   Group President,                 2000       375,000        253,125          3,253           75,000      1,058,738           5,948
   Merchant Energy                  1999       294,166        104,670          2,800           25,000             --           7,163

Jeffrey W. Yundt (6)                2001       400,000             --        194,467           34,198             --           4,222
   Group President,                 2000       350,000        218,050          5,545           75,000      1,058,738           3,512
   Energy Distribution              1999       294,166         62,130        149,415           25,000             --           3,776

Michael W. O'Donnell                2001       400,000             --      2,385,937 (8)       25,472             --          24,850
   Executive Vice President         2000       325,000        273,000             --               --             --          24,000
   and Chief Financial Officer      1999            --             --             --               --             --               -

(1) Compensation deferred at the election of the Named Officer is reported in the category and year in which such compensation was earned.

(2) All bonuses are paid pursuant to the Senior Management Incentive Plan, except for the bonus paid to Mr. O'Donnell in 2000, which was paid pursuant to the Columbia Annual Incentive Plan and a portion of the bonuses to Messrs. Mulchay and Yundt, which are described in note (6). The incentive plan is designed to supplement a conservative base salary with incentive bonus payments if targeted financial performance is attained. No bonuses were paid pursuant to the Senior Management Incentive Plan in 2001. The amounts shown for Messrs. Neale and Adik in 2000 include bonuses of $500,000 and $250,000, respectively, received in consideration for their performance and efforts in connection with the acquisition of Columbia Energy Group.

(3) The 2001 amount shown for Mr. Yundt includes a relocation allowance of $82,496 and a related tax allowance of $57,321. The 2001 amount for Mr. O'Donnell includes a relocation allowance of $49,407 and a related tax allowance of $40,793 as well as other amounts as described in note (8). The 1999 amount for Mr. Yundt also included a relocation allowance of $85,305 and a related tax allowance of $60,412.

(4) The payouts shown are based on the value, at date of vesting, of restricted shares awarded under the Long-Term Incentive Plan which vested during the years shown. The amounts shown for 2000 include amounts attributable to the restricted stock awards granted in 1998 for which performance requirements were waived by the Nominating and Compensation Committee. Total restricted shares held (assuming 100% vesting) and aggregate market value at December 31, 2001 (based on the average of the high and low sale prices of the common stock on that date as reported on the New York Stock Exchange Composite Transactions
         Tape) for the Named Officers were as follows: Mr. Neale, 441,563 shares valued at $10,310,496; Mr. Adik, 161,581 shares valued at $3,772,916;
         Mr. Mulchay 98,966 shares valued at $2,310,856; Mr. Yundt, 97,466 shares valued at $2,275,831 and Mr. O'Donnell, 55,836 shares valued at $1,303,770. Dividends on the restricted shares are paid to the Named Officers.

(5) The Chairman, President and Chief Executive Officer, the Vice Chairman, and certain Group Presidents of the Company have available to them a supplemental life insurance plan which provides split-dollar coverage of up to 3.5 times base compensation as of commencement of the plan in 1991 and could provide life insurance coverage after retirement if there is adequate cash value in the respective policy. "All Other Compensation" represents Company contributions to the 401(k) Plan and the dollar value of the benefit to the Named Officers under the supplemental life insurance plan, as follows: Mr. Neale-$1,155 401(k) Plan, $17,782 premium value and $3,336 term insurance cost; Mr. Adik-$1,155 401(k) Plan, $2.350 premium value and $1,291 term insurance cost; Mr. Mulchay-$1,155 401 (k) Plan, $3,685 premium value and $1,043 term insurance cost, and Mr. Yundt-$1,155 401 (k) Plan, $2,175 premium value and $892 term insurance cost. The value of the life insurance premiums paid by the Company in excess of term insurance cost on behalf of the Named Officers under the supplemental life insurance plan has been restated for all periods in accordance with the present value interest-free loan method. The amount shown for 2001 for Mr. O'Donnell includes $11,050 paid by Columbia Energy Group to its Employee Savings Plan and $13,800 paid by Columbia Energy Group to its Employee Savings Restoration Plan.

(6) Mr. Mulchay was President of Northern Indiana Public Service Company and Mr. Yundt was President of Bay State Gas Company and 50% of their 1999 and 2000 annual incentive compensation was determined based on the financial performance of the business units for which they were responsible.

(7) The amounts shown for 2000 for Mr. O'Donnell include 10 months of compensation paid to Mr. O'Donnell in his capacity as Senior Vice President and Chief Financial Officer of Columbia Energy Group prior to the acquisition of Columbia Energy Group by the Company and 2 months of compensation paid to Mr. O'Donnell in his capacity as Executive Vice President and Chief Financial Officer of the Company.

(8) The compensation reported represents perquisites and other personal benefits as discussed in note (3) as well as phantom stock units granted to Mr. O'Donnell pursuant to an agreement under which the Company established a phantom stock unit account for his benefit which consisted initially of 73,020 units in consideration of his acceptance of employment and 26,533 units in consideration of his willingness to enter into a non-competition agreement with the Company. A phantom stock unit is a unit whose value is related to the value of the common stock of the Company. Mr. O'Donnell is entitled to receive dividend equivalents with respect to the units in either cash or additional units. Upon termination of employment, Mr. O'Donnell (or his beneficiary) will be entitled to receive from the Company a cash distribution in an amount, with respect to each unit credited to his account, equal to the greater of (i) the price per share of the Company's common stock at the close of business on the date of termination, and (ii) 85% of the price per share of the Company's common stock on November 1, 2000. The 26,533 units credited to Mr. O'Donnell's account in connection with the non-competition portion of the agreement, and any dividend equivalents paid thereon, are subject to forfeiture in the event that Mr. O'Donnell violates the non-competition provisions of the agreement at any time during the term of the agreement or for a period of one year following his termination. The amount shown represents the value of the phantom stock units granted pursuant to the Phantom Stock Agreement based on the closing sale price of the common stock on December 31, 2001, as reported in The Wall Street Journal.

OPTION GRANTS IN 2001. The following table sets forth information concerning the grants of options to purchase common stock made during 2001 to the Named Officers. No stock appreciation rights were awarded during 2001.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS


                       Number of Securities   Percent of Total Options/   Exercise or  Market Price on                    Grant Date
                        Underlying Options/   SARS Granted to Employees    Base Price    Date of Grant    Expiration   Present Value
Name                    SARS Granted (#)(1)          in Fiscal Year (2)     ($/SH)(3)        ($/SH)(4)          Date          ($)(5)
----                    -------------------          ------------------     ---------        ---------          ----          ------
Gary L. Neale                       160,377                        9.30         25.94            30.19    12/31/2010       1,133,865
Stephen P. Adik                      56,604                        3.28         25.94            30.19    12/31/2010         400,190
Patrick J. Mulchay                   34,198                        1.98         25.94            30.19    12/31/2010         241,779
Jeffrey W. Yundt                     34,198                        1.98         25.94            30.19    12/31/2010         241,779
Michael W. O'Donnell                 25,472                        1.48         25.94            30.19    12/31/2010         180,087

(1) All options granted in 2001 are fully exercisable commencing one year from the date of grant. Vesting may be accelerated as a result of certain events relating to a change in control of the Company. The exercise price and tax withholding obligation related to exercise may be paid by delivery of already owned shares of common stock or by reducing the number of shares of common stock received on exercise, subject to certain conditions.

(2) Based on an aggregate of 1,725,105 options granted to all employees in 2001.

(3) The options were granted at the average of high and low sale prices of the common stock on December 1, 2000, as reported on the New York Stock Exchange Composite Transactions Tape.

(4) Based on the average of high and low sale prices of the common stock on January 2, 2001, as reported on the New York Stock Exchange Composite Transactions Tape.

(5) Grant date present value is determined using the Black-Scholes option-pricing model. The assumptions used in the Black-Scholes option pricing model for the January 1, 2001 grants (expiring December 31,
         2010) were as follows: expected volatility - 20% (estimated stock price volatility for the term of the grant); risk-free rate of return - 5.9% (the rate for a ten-year U.S. treasury); risk of forfeiture - 10%; estimated annual dividend - $1.19; option term - ten years; vesting - 100% one year after date of grant; and an expected option term of 5.4 years. No assumption was made relating to non-transferability. Actual gains, if any, on option exercises and common shares are dependent on the future performance of the common stock and overall market condition. The amounts reflected in this table may not be achieved.

OPTION EXERCISES IN 2001. The following table sets forth certain information concerning the exercise of options or stock appreciation rights during 2001 by each of the Named Officers and the number and value of unexercised options and stock appreciation rights at December 31, 2001.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                               Number of Securities
                                                              Underlying Unexercised            Value of Unexercised In-the-Money
                        Shares Acquired          Value   Options/SARS at Fiscal Year-End (#)  Options/SARS at Fiscal Year-End ($)(1)
Name                    on Exercise (#)   Realized ($)     Exercisable      Unexercisable          Exercisable     Unexercisable
----                    ---------------   ------------     -----------      -------------          -----------     -------------
Gary L. Neale                        --             --         610,000            160,377            2,391,145                --
Stephen P. Adik                  18,000        346,682         244,000             56,604              933,120                --
Patrick J. Mulchay               18,000        349,412         244,000             34,198              887,801                --
Jeffrey W. Yundt                 18,000        324,074         244,000             34,198              887,801                --
Michael W. O'Donnell                 --             --              --             25,472                   --                --

(1) Represents the difference between the option exercise price and $23.35, the average of high and low sale prices of the common shares on December 31, 2001, as reported on the New York Stock Exchange Composite Transactions Tape.

LONG-TERM INCENTIVE PLAN AWARDS IN 2001. The following table sets forth information concerning the shares of restricted stock and shares of contingent stock awarded pursuant to the Long-Term Incentive Plan during 2001 to each of the Named Officers.

          LONG-TERM STOCK INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                Number of     Performance or Other              Estimated Future Payouts Under
                         Shares, Units or       Other Period Until                Non-Stock Price-Based Plans
Name                     Other Rights (#)     Maturation or Payout      Threshold (#)     Target (#)      Maximum (#)
----                     ----------------     --------------------      -------------     ----------      -----------
Gary L. Neale                 171,562 (1)                 Variable            171,562        171,562          171,562
                              114,375 (2)                  4-5 yrs                 --        114,375          228,750
Stephen P. Adik                49,081 (1)                 Variable             49,081         49,081           49,081
                               32,271 (2)                  4-5 yrs                 --         32,271           64,542
Patrick J. Mulchay             26,966 (1)                 Variable             26,966         26,966           26,966
                               17,977 (2)                  4-5 yrs                 --         17,977           35,954
Jeffrey W. Yundt               29,966 (1)                 Variable             29,966         29,966           29,966
                               19,977 (2)                  4-5 yrs                 --         19,977           39,954
Michael W. O'Donnell           55,836 (1)                 Variable             55,836         55,836           55,836
                               37,224 (2)                  4-5 yrs                 --         37,224           74,448

(1) On December 31, 2001, Messrs. Neale, Adik, Mulchay, Yundt and O'Donnell exchanged restricted stock awards made in 2000 and 2001 for replacement restricted stock awards. The original 2000 and 2001 awards were scheduled to vest on December 31, 2002 at percentages varying from 0% to 200% related to specific financial performance objectives, including earnings per share targets, stock price targets and total shareholder return. Based on performance up to the time of the exchange, Messrs. Neale, Adik, Mulchay, Yundt and O'Donnell would have been eligible to receive approximately 160% of the restricted stock awards made in 2000 and 2001. The award holders exchanged the original awards for replacement awards equal to 150% of the shares subject to the original awards. The replacement awards will be subject to a holding period which will require that any shares representing the replacement awards shall not be disposed of until December 31, 2004, except in the case of death, disability, termination without cause, change of control or retirement, in which case the shares are not subject to the holding period. The terms of the awards issued in exchange for the 2001 awards are shown in the table above. The numbers of restricted shares issued in exchange for the 2000 awards are as follows: Mr. Neale, 270,000; Mr. Adik, 112,500; Mr. Mulchay, 72,000; and Mr. Yundt, 67,500. The awards for Mr. Neale will vest only following the end of the year of death, disability, termination without cause, change of control or retirement. In the case of each of the other Named Officers, the awards will vest, commencing in 2003, only to the extent that the value of shares vested in any calendar year, when added to other non-performance based compensation for that year, does not exceed $999,999; in addition, awards will vest following the end of the year of death, disability, termination without cause, change of control or retirement.

(2) Represents contingent stock awards granted to each Named Officer in 2001. The restrictions on 50% of the contingent stock awarded during 2001 lapse on December 31, 2004. The restrictions on the remaining 50% lapse on December 31, 2005. The vesting of the contingent stock varies from 0% to 200% of the number awarded, based upon meeting certain specific financial performance objectives, including earnings per share targets, stock price targets and total shareholder return. There is a one-year holding period after the restrictions lapse for the first 50% of the shares of contingent stock awarded. The remaining shares of contingent stock awarded are not subject to a holding period.

PENSION PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The following table shows estimated annual benefits, giving effect to the Company's Pension Plan and Supplemental Executive Retirement Plan, payable upon retirement to persons in the specified remuneration and years-of-service classifications.

          LONG-TERM STOCK INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                    Years of Service
                                    ----------------
Remuneration
                       15             20            25            30            35
     -------      -------        -------       -------       -------       -------
     300,000      121,200        161,000       169,100       176,600       176,600
     400,000      166,200        221,600       231,600       241,600       241,600
     500,000      211,200        281,600       294,100       306,600       306,600
     600,000      256,200        341,600       256,600       371,600       371,600
     700,000      301,200        401,600       419,100       436,600       436,600
     800,000      346,200        461,600       481,600       501,600       501,600
     900,000      391,200        521,600       544,100       566,600       566,600
   1,000,000      436,200        581,600       606,600       631,600       631,600
   1,100,000      481,200        641,600       669,100       696,600       696,600
   1,200,000      526,200        701,600       731,600       761,600       761,600
   1,300,000      571,200        761,600       794,100       826,600       826,600
   1,400,000      616,200        821,600       856,660       891,600       891,600
   1,500,000      661,200        881,600       919,100       956,600       956,600
   1,600,000      706,200        941,600       981,600     1,021,600     1,021,600
   1,700,000      751,200      1,001,600     1,044,100     1,086,600     1,086,600
   1,800,000      796,200      1,061,600     1,106,600     1,151,600     1,151,600
   1,900,000      841,200      1,121,600     1,169,100     1,216,600     1,216,600
   2,000,000      886,200      1,181,600     1,231,600     1,281,600     1,281,600

The credited years of service for each of the Named Officers (other than Michael
W. O'Donnell), pursuant to the Pension Plan and Supplemental Executive Retirement Plan, are as follows: Gary L. Neale -- 27 years; Stephen P. Adik -- 23 years; Patrick J. Mulchay -- 39 years; and Jeffrey W. Yundt -- 22 years.

Upon their retirement, regular employees and officers of the Company and its subsidiaries which adopt the plan (including directors who are also full-time officers) will be entitled to a monthly pension in accordance with the provisions of the Company's pension plan, originally effective as of January 1, 1945. The directors who are not and have not been officers of the Company are not included in the pension plan. The pensions are payable out of a trust fund established under the pension plan with The Northern Trust Company, trustee. The trust fund consists of contributions made by the Company and the earnings of the fund. Over a period of years the contributions are intended to result in overall actuarial solvency of the trust fund. The pension plan of the Company has been determined by the Internal Revenue Service to be qualified under Section 401 of the Internal Revenue Code.

Pension benefits are determined separately for each participant. The formula for a monthly payment for retirement at age 65 is 1.7% of average monthly compensation multiplied by years of service (to a maximum of 30 years) plus 0.6% of average monthly compensation multiplied by years of service over 30. Average monthly compensation is the average for the 60 consecutive highest-paid months in the employee's last 120 months of service. Covered compensation is defined as wages reported as W-2 earnings (up to a limit set forth in the Internal Revenue Code and adjusted periodically) plus any salary reduction contributions made under the Company's 401(k) plan, minus any portion of a bonus in excess of 50% of base pay and any amounts paid for unused vacation time and vacation days carried forward from prior years. The benefits listed in the Pension Plan table are not subject to any deduction for Social Security or other offset amounts.

The Company also has a Supplemental Executive Retirement Plan for officers. Participants in the supplemental plan are selected by the board of directors. Benefits from this plan are to be paid from the general assets of the Company.

The Supplemental Executive Retirement Plan provides a retirement benefit at age 65 of the greater of (i) 60% of five-year average pay (prorated for less than 20 years of service) and an additional 0.5% of 5-year average pay less Primary Social Security Benefits per year for participants with between 20 and 30 years of service, or (ii) the benefit formula under the Company's Pension Plan. In either case, the benefit is reduced by the actual pension payable from the Company's Pension Plan. In addition, the Supplemental Executive Retirement Plan provides certain early retirement and disability benefits and pre-retirement death benefits for the spouse of a participant.

Michael W. O'Donnell continues to participate in the Retirement Plan of Columbia Energy Group, a subsidiary of the Company. Mr. O'Donnell has 30 credited years of service under this plan. The formula for a retiree's monthly retirement benefit at age 65 under the Retirement Plan of Columbia Energy Group is (i) 1.15% of the retiree's final average compensation that does not exceed half of the average Social Security wage base times years of service up to 30, plus (ii) 1.5% of the retiree's final average compensation in excess of half of the average Social Security wage base times years of service up to 30, plus (iii) ..5% of the retiree's final average compensation times years of service between 30 and 40.

CHANGE IN CONTROL AND TERMINATION AGREEMENTS

The Company has entered into Change in Control and Termination Agreements with Mr. Neale and the other Named Officers. The Company believes that these agreements are in the best interests of the stockholders, to insure that in the event of extraordinary events, totally independent judgment is enhanced to maximize stockholder value. The agreements can be terminated on three years' notice and provide for the payment of specified benefits if the executive terminates employment for good reason or is terminated by the Company for any reason other than good cause within 24 months following certain changes in control. Each of these agreements also provides for payment of these benefits if the executive voluntarily terminates employment for any reason during a specified one-month period within 24 months following a change in control or, in the case of Messrs. Neale and Adik, at any time during this 24 month period. No amounts will be payable under the agreements if the executive's employment is terminated by the Company for good cause (as defined in the agreements).

The agreements provide for the payment of three times the executive's current annual base salary and target incentive bonus compensation. The executive will also receive a pro rata portion of the executive's targeted incentive bonus for the year of termination. The executive would also receive benefits from the Company that would otherwise be earned during the three-year period following the executive's termination under the Company's Supplemental Executive Retirement Plan and qualified retirement plans. All stock options held by the executive would become immediately exercisable upon the date of termination of employment, and the restrictions would lapse on all restricted shares awarded to the executive. The Company will increase the payment made to the executive as necessary to compensate the executive on an after-tax basis for any parachute penalty tax imposed on the payment of amounts under the contracts.

During the three-year period following the executive's termination, the executive and his or her spouse or other dependents will continue to be covered by applicable health or welfare plans of the Company. If the executive dies during the three-year period following the executive's termination, all amounts payable to the executive will be paid to a named beneficiary.

The agreement with Mr. Neale provides for the same severance payments as described above in the event his employment is terminated at any time by the Company (other than for good cause) or due to death or disability, or if he voluntarily terminates employment with good reason (as defined in the agreement), even in the absence of a change in control.

COMPENSATION OF THE COMPANY'S DIRECTORS

The Company pays each director who is not receiving a salary from the Company $30,000 per year, $3,000 annually per standing committee on which the director sits, $1,000 annually for each committee chairmanship, $1,200 for each board meeting attended and $750 per committee meeting attended. Under a deferred compensation arrangement, directors may elect to have their fees deferred in the current year and credited to an interest-bearing account or to a phantom stock account for payment in the future.

The Company's Nonemployee Director Retirement Plan provides a retirement benefit for each nonemployee director currently serving on the board who has completed at least five years of service on the board. The benefit under the plan is an annual amount equal to the annual retainer for board service in effect at the time of the director's retirement from the board and will be paid for ten years, or the number of years of service the individual served as a nonemployee director of the Company, whichever is less. Directors first elected after 2001 will not participate in the retirement plan, but instead will receive, on the date of each election or re-election, restricted shares of common stock and restricted stock unit grants with a value equivalent to the retirement benefit earned by the directors serving prior to 2001.

The Company's Nonemployee Director Stock Incentive Plan provides for a grant of 2,600 (previously 2,000) restricted shares of common stock to each nonemployee director of the Company upon his or her election or re-election as a director of the Company. The grants of restricted common stock vest in 20% annual increments, with all of a director's stock vesting five years after the date of award. In 2001, Drs. Beering and Woo and Mr. Foster each received a grant of 2,000 restricted shares of common stock under this plan. The board may designate that a scheduled award will consist of nonqualified stock options rather than restricted stock; if so, then, in lieu of restricted shares, each nonemployee director shall be granted a nonqualified option to purchase 6,000 shares of common stock. Grants of nonqualified stock options vest in 20% annual increments and become fully vested on the fifth anniversary of the date of the grant.

The Company's Nonemployee Director Restricted Stock Unit Plan is a phantom stock plan that provides for grants to nonemployee directors of restricted stock units that have a value related to the Company's common stock. Each nonemployee director received an initial grant of 500 units in April 1999. Beginning in 2002, grants of 600 units will be made to nonemployee directors upon election or re-election to the Board. The grants of units vest in 20% annual increments, with all of a director's units vesting five years after the date of award. Additional units are credited to each nonemployee director with respect to the units included in his or her account from time to time to reflect dividends paid to stockholders of the Company with respect to common stock. The units have no voting or other stock ownership rights and are payable in cash. In 2001, Drs. Beering and Woo and Mr. Foster each received a grant of 500 units.

The Company has adopted a Directors' Charitable Gift Program for nonemployee directors. Under the program, the Company makes a donation to one or more eligible tax-exempt organizations as designated by each eligible director. The Company contributes up to an aggregate of $125,000 for each nonemployee director who has served as a director of the Company for at least five years and up to an additional $125,000 (for an overall $250,000) for each nonemployee director who has served ten years or more. Organizations eligible to receive a gift under the program include charitable organizations and accredited United States institutions of higher learning. Individual directors derive no financial benefit from the program, as all deductions relating to the charitable donations accrue solely to the Company. A director's private foundation is not eligible to receive donations under the program. All current nonemployee directors are eligible to participate in the program.

PART III(b). SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
             MANAGEMENT.

The following table contains information about those persons or groups, which are known to the Company to be the beneficial owners of more than five percent of the outstanding common stock.

Name and Address of Beneficial Owner        Amount and Nature of Beneficial Ownership     Percent of Class Outstanding
------------------------------------        -----------------------------------------     ----------------------------
CAPITAL RESEARCH AND MANAGEMENT COMPANY                    16,074,880                                7.8 (1)
333 South Hope Street, 55th Floor
Los Angeles, California  90071

PUTNAM INVESTMENT MANAGEMENT, LLC                          11,568,237                                5.5 (2)
The Putnam Advisory Company, LLC
One Post Office Square
Boston, Massachusetts  02109

(1) As reported on statements made on Schedule 13G filed with the Securities and Exchange Commission on February 11, 2002 on behalf of Capital Research & Management Company. According to the report, the amount shown includes 67,530 shares resulting form the assumed conversion of 428,490 shares of convertible preferred securities, due November 1, 2004; and includes 523,350 shares resulting from the assumed conversion of 325,000 shares of the Convertible Preferred PIES, due February 19, 2003.

(2) As reported on statements made on Schedule 13G filed with the Securities and Exchange Commission on February 15, 2002 on behalf of Marsh & McLennan Companies, Inc., Putnam Investments, LLC., Putnam Investment Management, LLC. and The Putnam Advisory Company, LLC. as a group. According to the report, the amount shown represents shares beneficially owned by Putnam Investment Management, LLC (10,311,017) and The Putnam Advisory Company, LLC. (1,257,220).

The following table contains information about the beneficial ownership of the Company's common stock as of March 1, 2002, for each of the directors, nominees and named executive officers, and for all directors and executive officers as a group.

                                                                   Amount and Nature of
Name of Beneficial Owner                                        Beneficial Ownership (1)(2)
------------------------                                        ---------------------------
Stephen P. Adik                                                            555,312
Steven C. Beering                                                           10,030
Arthur J. Decio                                                             10,500
Dennis E. Foster                                                             9,305
Gary L. Neale                                                            1,349,118
Ian M. Rolland (3)                                                          24,177
John W. Thompson                                                            12,708
Robert J. Welsh                                                             14,000
Carolyn Y. Woo                                                               4,000
Roger A. Young                                                              72,745
Patrick J. Mulchay                                                         409,690
Michael W. O'Donnell                                                        87,008
Jeffrey W. Yundt                                                           421,909
All directors and executive officers as a group                          3,427,120

(1) The number of shares owned includes shares held in the Company's Automatic Dividend Reinvestment and Share Purchase Plan, shares held in the Company's Tax Deferred Savings Plans (the "401(k)"), Employee Stock Purchase Plan and restricted shares awarded under the Company's 1988 and 1994 Long-Term Incentive Plans (the "Incentive Plans") and Nonemployee Director Stock Incentive Plan, where applicable. The percentage of common stock owned by all directors and executive officers as a group is approximately 1.65 percent of the common stock outstanding as of March 1, 2002.

(2) The totals include shares for which the following executive officers have a right to acquire beneficial ownership, within 60 days after March 1, 2002, by exercising stock options granted under the Incentive
         Plan: Stephen P. Adik - 300,604 shares; Gary L. Neale - 770,377 shares; Roger A. Young - 43,242 shares; Patrick J. Mulchay - 258,198 shares; Michael W. O'Donnell - 25,472 shares; Jeffrey W. Yundt - 258,198 shares; and all executive officers as a group - 1,867,986 shares.

(3) The number of shares owned by Mr. Rolland includes 9,277 shares owned by the Ian and Miriam Rolland Foundation over which Mr. Rolland maintains investment control, but for which Mr. Rolland disclaims beneficial ownership.

PART III(c). CONTRACTS AND TRANSACTIONS.

In 2001, the Company's subsidiary NiSource Development Company, Inc. purchased approximately three acres of land and an approximately 16,030 square foot office building located in Merrillville, Indiana adjacent to the Company's corporate headquarters from Keystone Investment Company, an Indiana general partnership owned by the adult children of Robert J. Welsh, a director of the Company, for $2,000,000. The purchase price was based on appraisals performed by independent third-party commercial real estate appraisers. The transaction was part of a series of transactions resulting in the sale of substantially all of the assets of Welsh, Inc., the company of which Mr. Welsh was Chairman and Chief Executive Officer

PART III(d). INDEBTEDNESS.

None.

PART III(e). PARTICIPATION IN BONUS AND PROFIT SHARING ARRANGEMENT.

See Item 6 Part III(a) above.

PART III(f). DIRECTORS AND OFFICERS RIGHTS TO INDEMNITY.

Provisions for indemnification of directors and officers are included in the Certificate of Incorporation or By-Laws in accordance with applicable laws.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

PART I. EXPENDITURES FOR ANY POLITICAL PARTY, CANDIDATE FOR PUBLIC OFFICE OR HOLDER OF SUCH OFFICE, OR ANY COMMITTEE OR AGENT THEREFOR.

Name of
Company       Recipient of Beneficiary                    Purpose                         Accounts Charged         Amount ($)
-------       ------------------------                    -------                         ----------------         ----------
  CKY      Employee Political Action Fund    Legal, accounting and solicitation      General and Administrative     208,519
  CMD                                        services rendered by employees
  COH                                        for Employees Political Action Fund
  CPA                                        registered with the Federal Election
  CVA                                        Committee
  NIP
  TCO

PART II. EXPENDITURES FOR ANY CITIZENS GROUP OR PUBLIC RELATIONS COUNSEL.

                               Calender Year 2001

           Name of Company and Name or
      Number of Recipients or Beneficiaries                      Purpose                       Accounts Charged          Amount ($)
      -------------------------------------                      -------                       ----------------          ----------
BSG
   9 Various Chambers of Commerce                          Economic Development            General & Administrative       23,060


CGT
   Galleria Chamber of Commerce                            Economic Development            General & Administrative        2,500


CGV
   24 Various Chambers of Commerce                         Economic Development            General & Administrative       23,051


CKY
   Chamber of Commerce                                     Economic Development            General & Administrative        2,500


CMD
   5 Various Chambers of Commerce                          Economic Development            General & Administrative        1,532


COH
   63 Various Chambers of Commerce                         Economic Development            General & Administrative       34,590

   Ohio Chamber of Commerce                                Economic Development            General & Administrative        1,302

   Better Business Bureau                                  Economic Development            General & Administrative        1,850


CPA
   26 Various Chambers of Commerce                         Economic Development            General & Administrative        9,017

   York Chamber of Commerce                                Economic Development            General & Administrative       12,200

   Business Organization                                   Economic Development            General & Administrative        8,000

   Pittsburgh Regional Alliance                            Economic Development            General & Administrative        6,000

   Pennsylvania Chamber of Commerce                        Economic Development            General & Administrative        7,500


NIP
   40 Various Chambers of Commerce                         Economic Development            General & Administrative       74,962

   Better Business Bureau of Northwest Indiana             Economic Development            General & Administrative          924

   Northwest Indiana Regional Development                  Economic Development            General & Administrative       12,000

   Indiana Northeast Development                           Economic Development            General & Administrative       12,000


TCO
   5 Various Chambers of Commerce                          Information and Education       General & Administrative       13,016

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

PART I. INTERCOMPANY CONTRACTS.

For the year ended December 31, 2001:

                                               Serving    Receiving                                          In Effect on Dec. 31
                          Transaction          Company     Company      Compensation ($)   Date of Contract      (Yes or No)
                          -----------          -------     -------      ----------------   ----------------      -----------
Management & Business Services                   BSG         NU                3,862,542               1979          YES
Management & Business Services                   BSG        GSGT                 317,513               1979          YES
Operations & Maintenance Services                BSG        EUII                  74,340           12/05/00          YES
Management Fee                                   BSG        GSGT                 317,513                N/A          YES
Office Space Lease - Gary Airport                CARD        NIP                  65,792           05/08/97          YES
Fixed Fee Billings for O&M Agreements            CGT         TCO                  40,536      07/86 & 10/91          YES
Land Lease for Radio Towers                      CGT         CMC                   2,264           10/14/96          YES
Office Space Lease                               CMC         TCO                 108,620           10/14/96          YES
Office Space Lease                               CMC         CGT                  32,583           10/14/96          YES
Bill Insert Services                             COH         CSP                  27,761           01/01/99          YES
Office Space Lease                               NDEV        NIP               7,025,061           04/01/90          YES
St. Clairsville Pipeline Lease                   NESI        COH                 364,980              04/97          YES
Office Space Lease - Merrillville, IN            NIP         NCS               4,073,376                N/A          N/A
Office Space Lease - Hammond, IN                 NIP         TPC                  37,866                N/A          N/A
Substation Services                              NIP         PEI                 166,974                N/A          N/A
Construction Services                            NIP         PEI                 914,209                N/A          N/A
Aircraft Support Personnel                       NIP         NCS                 675,960                N/A          N/A
Helicopter Usage Time Billed                     NIP         NCS                 179,311                N/A          N/A
Maintenance Services on Pipeline                NITCO       CROSS                625,276                N/A          Yes
Power Marketing Intense Computer System Fees     NPM         NIP                 329,683                N/A          N/A
Sale of Pipeline Points of Delivery              TCO         CGV                  64,408           08/01/01          YES
Lease of Operating Center Building in
  Lexington, VA                                  TCO         CVA                 108,216           11/11/96          YES
Land Lease for Radio Towers                      TCO         CMC                  12,167           10/14/96          YES
Office Space Lease - Washington DC Building      TCO         NCS                  26,393           09/01/01          YES
Administrative Services                          TCO         CGT               2,921,280           01/01/01          YES
Construction of Wheeler Interconnect             TCO        CROSS                222,037                N/A          YES
Various Services During Installation of
  Fiber Optic Network                            TCO         CTC                 623,709                N/A           NO
Access to TCO's Network for Telemetry
  Information                                    TCO       VARIOUS                92,880                N/A          YES
Chart Processing                                 TCO         CNR                 243,000           01/01/01          YES
Sale of Capacity                                 TCO         CVA                 110,880           11/01/99          YES
Install EM/SCADA at Various Stations             TCO        CROSS                 76,719                N/A          YES
Software for IHRI                                TCO         CGT                  33,677                N/A          YES
Sale of Gathering Line                           TCO         CNR                 293,836           01/01/01           NO
Lease of Operating Center Building in
  Gainesville, VA                                TCO         CVA                 364,286           11/11/96          YES
Fixed Fee Billings for One Call                  TCO         CTC                  14,000           07/01/01          YES

PART II. SYSTEM CONTRACTS TO PURCHASE GOODS OR SERVICES FROM ANY AFFILIATE (OTHER THAN A SYSTEM COMPANY) OR A COMPANY IN WHICH ANY OFFICER OR DIRECTOR IS A PARTNER OR OWN 5% OR MORE OF ANY CLASS OF EQUITY SECURITIES.

None.

PART III. SYSTEM CONTRACTS WITH OTHERS ON A CONTINUING BASIS FOR MANAGEMENT, SUPERVISORY, OR FINANCIAL ADVISORY REVIEW.

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

PART I. BUSINESS, CAPITAL, DEBT TO EQUITY RATIO AND SERVICE CONTRACTS.

(a)      Company, location and business address.

         Bay State GPE, Inc. (BSGPE)
         BSGPE, a Massachusetts corporation, at 300 Friberg Parkway, Westborough, Massachusetts is an EWG. It owns a turbo expander in Agawam, Massachusetts that generates electricity from a turbine engine as gas pressure is reduced when transferred from high pressure interstate pipelines to lower pressure local distribution pipes. BSGPE is a wholly owned subsidiary of Bay State Gas.

         Whiting Clean Energy, Inc. (WCE)
         WCE, a wholly owned subsidiary of Primary Energy, Inc., is an EWG. WCE's business address is 801 E. 86th Avenue, Merrillville, Indiana. WCE leases a combined-cycle cogeneration facility located at BP's Whiting, Indiana refinery consisting of two gas-fired combustion turbines (each with a generating capacity of 166 megawatts) and a 213 megawatt steam turbine generator. WCE is responsible for the operation and maintenance of the facility.

(b)      Type and amount of capital invested.

         When BSGPE was incorporated, Bay State Gas acquired all of the issued and outstanding shares of BSGPE's common stock for $1,000. Bay State also transferred ownership of the turbo expander and related facilities to BSGPE at its net book value. Neither Bay State Gas, nor NiSource, Inc. has made any financial guarantee to any party for BSGPE.

         Primary Energy, Inc.'s investment in WCE consists mainly of its guarantee of WCE's performance under the lease through its parent NiSource Inc. The lease was initiated in the first quarter of 2002. The unamortized value of the project amounts to approximately $320 million.

(c) Ratio of debt to common equity and earnings of the company for the year ended December 31, 2001.

         As of December 31, 2001, BSGPE had no debt outstanding and for the calendar year 2001, the turbo expander did not operate and did not generate revenue. BSGPE had a net loss of $29,000 for 2001.

         WCE had $15.9 million in notes payable outstanding at December 31, 2001 to NiSource Finance Corp. The debt to equity ratio for WCE at December 31, 2001 is not meaningful since the company's equity capitalization is effectively zero. For 2001, WCE had no net earnings or net loss.

(d)      Service, sales or construction contracts with system companies.

         Bay State Gas and BSGPE have entered into a maintenance and service agreement for performance of the operation, maintenance and accounting needs of BSGPE by Bay State Gas personnel.

         WCE has no service sales or construction contracts with system companies.

PART II. ORGANIZATION CHART.

BSGPE is a wholly owned subsidiary of Bay State Gas Company. WCE is a wholly owned subsidiary of Primary Energy, Inc. Bay State Gas Company and Primary Energy, Inc. are wholly owned subsidiaries of NiSource, Inc. See Exhibit G for an organization chart showing BSGPE and WCE in relation to the other NiSource, Inc. system companies.

PART III. AGGREGATE INVESTMENT IN EWG'S AND FOREIGN UTILITY COMPANIES.

NiSource, Inc.'s aggregate investment in BSGPE is approximately $0.2 million and its investment in WCE, as discussed in Part I(b), is approximately $320 million. The ratio of NiSource, Inc.'s aggregate investment in BSGPE and WCE to its aggregate investment in its domestic public-utility subsidiary companies is 0.012% based on the current book values of the utility subsidiaries.


ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

CONFIDENTIAL TREATMENT REQUESTED.

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.





                                                            NISOURCE INC.
                                                     -------------------------
                                                            (Registrant)


Dated:  May 1, 2002                              By: /s/  Jeffrey W. Grossman
                                                     -------------------------
                                                         Jeffrey W. Grossman
                                                         Vice President and
                                                         Controller (Principal
                                                         Accounting Officer)

                                                       COLUMBIA ENERGY GROUP
                                                     -------------------------
                                                            (Registrant)

Dated:  May 1, 2002                              By: /s/  Jeffrey W. Grossman
                                                     -------------------------
                                                         Jeffrey W. Grossman
                                                         Vice President

Exhibits filed as part of this report:

A.       Annual Reports Under the Securities Exchange Act of 1934.

B.       Corporate Organization Documents and Bylaws.

C.       Indentures and Contracts.

D.       Tax Allocation Agreement for 2001.

E.       Other Documents Prescribed by Rule or Order.

F.       Report of Independent Public Accountants.

G.       System Organization Chart.

H.       Financial Statements of EWG or Foreign Utility Company.

EXHIBIT A. ANNUAL REPORTS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

The financial statements included in Form 10-K for the following companies are incorporated herein by reference:


System Company                                      Filing Date      File Number
--------------------------------------------------------------------------------
NiSource Inc.                                 February 22, 2002        001-16189
Columbia Energy Group                            March 26, 2002        001-01098
Northern Indiana Public Service Company          March 25, 2002        001-04125
--------------------------------------------------------------------------------

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.


                                                                         EXHIBIT B NOTES
                                                            ------------------------------------------
                                                                      Articles of           By-Laws or
NAME OF COMPANY                                                     Incorporation          Regulations
------------------------------------------------------------------------------------------------------
NiSource Inc.                                               A-1, A-2, A-3, A-4 (1)              B-1 (2)
    Bay State Gas Company                                                      (3)              B-2 (4)
        Bay State GPE, Inc.                                                A-5 (5)              B-3 (6)
        Northern Utilities, Inc.                                           A-6 (7)              B-4 (8)
    Columbia Energy Group                                                      (9)                 (10)
        Columbia Atlantic Trading Corporation                                 (11)                 (12)
        Columbia Energy Group Capital Corporation                             (13)                 (14)
            TriStar Gas Technologies, Inc.                                    (15)             B-5 (16)
        Columbia Energy Resources Inc.                                        (17)                 (18)
            Alamco-Delaware, Inc.                                             (19)                 (20)
            Columbia Natural Resources, Inc.                                  (21)                 (22)
            Columbia Natural Resources Canada Ltd.                            (23)                 (24)
            Hawg Hauling & Disposal, Inc.                                     (25)                 (26)
        Columbia Energy Services Corporation                                  (27)                 (28)
            Columbia Energy Marketing Corporation                             (29)             B-6 (30)
            Columbia Energy Power Marketing Corporation                       (31)             B-7 (32)
            Columbia Energy Retail Corporation                                (33)             B-8 (34)
        Columbia Finance Corporation                                          (35)                 (36)
            Columbia Accounts Receivable Corp.                                (37)                 (38)
        Columbia Gas of Kentucky, Inc.                                        (39)                 (40)
        Columbia Gas of Maryland, Inc.                                        (41)                 (42)
        Columbia Gas of Ohio, Inc.                                            (43)                 (44)
        Columbia Gas of Pennsylvania, Inc.                                    (45)                 (46)
        Columbia Gas of Virginia, Inc.                                        (47)                 (48)
        Columbia Gas Transmission Corporation                                 (49)                 (50)
        Columbia Gulf Transmission Company                                    (51)                 (52)
        Columbia Insurance Corporation Ltd.                                   (53)                 (54)
        Columbia LNG Corporation                                              (55)                 (56)
            CLNG Corporation                                                  (57)                 (58)
        Columbia Network Services Corporation                                 (59)       B-9, B-10 (60)
            CNS Microwave, Inc.                                               (61)      B-11, B-12 (62)
        Columbia Petroleum Corporation                                        (63)                 (64)
        Columbia Pipeline Corporation                                         (65)      B-13, B-14 (66)
            Columbia Deep Water Services Company                              (67)      B-15, B-16 (68)
------------------------------------------------------------------------------------------------------

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)


                                                                              EXHIBIT B NOTES
                                                                 ------------------------------------------
                                                                          Articles of            By-Laws or
NAME OF COMPANY                                                         Incorporation           Regulations
-----------------------------------------------------------------------------------------------------------
        Columbia Remainder Corporation                                            (69)            B-17  (70)
            Columbia Electric Binghamton General Corporation                      (71)            B-18  (72)
            Columbia Electric Binghamton Limited Corporation                      (73)            B-19  (74)
            Columbia Electric Haverstraw Corporation                              (75)            B-20  (76)
              Haverstraw Bay, L.L.C.                                              (77)                  (78)
        Haverstraw Bay, L.L.C.                                                    (79)                  (80)
        Columbia Service Partners, Inc.                                           (81)                  (82)
            Columbia Assurance Agency, Inc.                                       (83)                  (84)
        Columbia Transmission Communications Corporation                          (85)                  (86)
    EnergyUSA, Inc. (IN)                                                      A-7 (87)            B-21  (88)
        EnergyUSA, Inc. (MA)                                       A-8, A-9, A-10 (89)            B-22  (90)
          EnergySPE, Inc.                                                    A-11 (91)            B-23  (92)
          EnergyUSA Inc. (CT)                                    A-12, A-13, A-14 (93)      B-24, B-25  (94)
              Brayer Energy Solutions, Inc.                                  A-15 (95)            B-26  (96)
              EnergyUSA Engineering, Inc.                              A-16, A-17 (97)            B-27  (98)
              EnergyUSA Mechanical, Inc.                                          (99)            B-28 (100)
        EnergyUSA Commercial Energy Services, Inc.                               (101)      B-29, B-30 (102)
        EnergyUSA Retail, Inc.                                                   (103)            B-31 (104)
              EnergyUSA Consumer Products Group, Inc.                            (105)            B-32 (106)
        EnergyUSA-TPC Corp.                                                      (107)            B-33 (108)
            EnergyUSA Appalachian Corp.                                          (109)            B-34 (110)
        MS-1 Distribution and Storage Corporation                                (111)            B-35 (112)
        NESI Energy Marketing L.L.C.                                             (113)                 (114)
        NI Energy Services Transportation, Inc.                                  (115)      B-36, B-37 (116)
        NI Fuel Company, Inc.                                                    (117)            B-38 (118)
        NI-TEX, Inc.                                                             (119)            B-39 (120)
        NI-TEX Gas Services Inc.                                                 (121)            B-40 (122)
    Kokomo Gas and Fuel Company                                                  (123)            B-41 (124)
        KGF Trading Company                                                      (125)            B-42 (126)
    NI Energy Services Inc.                                                      (127)      B-43, B-44 (128)
        Crossroads Pipeline Company                                              (129)            B-45 (130)
        Green Fuels, Inc.                                                        (131)                 (132)
        NESI Power Marketing, Inc.                                               (133)            B-46 (134)
        NiSource Energy Services Canada Ltd.                                     (135)                 (136)
            NESI Energy Marketing Canada, Ltd.                                   (137)                 (138)
-----------------------------------------------------------------------------------------------------------

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)


                                                                               EXHIBIT B NOTES
                                                                 --------------------------------------------
                                                                          Articles of            By-Laws or
NAME OF COMPANY                                                         Incorporation           Regulations
------------------------------------------------------------------------------------------------------------
    NiSource Capital Markets, Inc.                                               (139)            B-47 (140)
    NiSource Capital Trust I                                                     (141)                 (142)
    NiSource Corporate Services Company                                          (143)            B-48 (144)
    NiSource Development Company, Inc.                                           (145)      B-49, B-50 (146)
        Analytic Sytems Laboratories, Inc.                                       (147)                 (148)
        Cardinal Property Management, Inc.                                       (149)      B-51, B-52 (150)
        Customer Information Services, Inc.                                      (151)                 (152)
        JOF Transportation Company                                               (153)      B-53, B-54 (154)
        KOGAF Enterprises, Inc.                                                  (155)                 (156)
        Lake Erie Land Company                                                   (157)            B-55 (158)
            SCC Services, Inc.                                                   (159)      B-56, B-57 (160)
        NDC Douglas Properties, Inc.                                             (161)            B-58 (162)
        Progeni, Inc.                                                            (163)            B-59 (164)
        Protonics Research, Inc.                                                 (165)            B-60 (166)
        South Works Power Company                                                (167)            B-61 (168)
    NiSource Energy Technologies, Inc.                                           (169)            B-62 (170)
    NiSource Finance Corp.                                                       (171)            B-63 (172)
    NiSource Pipeline Group, Inc.                                                (173)            B-64 (174)
        Granite State Gas Transmission, Inc.                                     (175)            B-65 (176)
            Bay State Energy Enterprises, Inc.                                   (177)            B-66 (178)
            Natural Gas Development Inc.                                         (179)            B-67 (180)
        PNTGS Holding Corp.                                                      (181)            B-68 (182)
    Northern Indiana Fuel and Light Company, Inc.                                (183)            B-69 (184)
        Northern Indiana Trading Company, Inc.                                   (185)            B-70 (186)
    Northern Indiana Public Service Company                                      (187)            B-71 (188)
        NIPSCO Exploration Company, Inc.                                         (189)                 (190)
    Primary Energy, Inc.                                                         (191)            B-72 (192)
        Cokenergy, Inc.                                                          (193)            B-73 (194)
        Harbor Coal Company                                                      (195)            B-74 (196)
        Ironside Energy L.L.C.                                                   (197)                 (198)
        Lakeside Energy Corporation                                              (199)      B-75, B-76 (200)
        North Lake Energy Corporation                                            (201)            B-77 (202)
        Portside Energy Corporation                                              (203)      B-78, B-79 (204)
        Whiting Clean Energy, Inc.                                               (205)      B-80, B-81 (206)
    SM&P Utility Resources, Inc.                                                 (207)                 (208)
        Colcom, Inc.                                                             (209)                 (210)
------------------------------------------------------------------------------------------------------------

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

1 NiSource Inc. Certificate of Incorporation of New NiSource Inc. (n/k/a NiSource Inc.) dated March 29, 2000 filed herewith as Exhibit A-1 to Form U5S (2001), Amended and Restated Certificate of Incorporation of New NiSource Inc. (n/k/a NiSource Inc.) dated October 30, 2000 filed herewith as Exhibit A-2 to Form U5S (2001), Certificate of Amendment of Certificate of Incorporation re name change to NiSource Inc. November 1, 2000 filed herewith as Exhibit A-3 to Form U5S (2001), and Certificate of Ownership and Merger of Old NiSource Inc. into NiSource Inc. dated November 1, 2000 filed herewith as Exhibit A-4 to Form U5S (2001).

2 NiSource Inc. Amended and restated By-Laws dated October 23, 2001, filed as Exhibit B-1 to Form U5S (2001).

3 Bay Sate Gas Company Articles of Organization are currently not available and will be filed by Amendment.

4 Bay State Gas Company Amended and Restated By-Laws dated March 3, 1999, filed as Exhibit B-2 to Form U5S (2001).

5 Bay State GPE, Inc. Articles of Organization dated November 2, 1998, filed as Exhibit A-5 to Form U5S (2001)

6 Bay State GPE, Inc. Amended and Restated By-Laws dated July 29, 1999, filed as Exhibit B-3 to Form U5S (2001).

7 Northern Utilities, Inc. Record of Organization of Bay State of New Hampshire, Inc. (n/k/a Northern Utilities, Inc.) dated January 9, 1979, filed as Exhibit A-6 to Form U5S (2001).

8 Northern Utilities, Inc. Amended and Restated By-Laws dated February 7, 2001, filed as Exhibit B-4 to Form U5S (2001).

9 Restated Certificate of Incorporation as adopted by action of the Board of Directors on October 19, 1988, filed as Exhibit 1-A to Form U5S (1988); corrected copy as of July 15, 1991, filed as Exhibit 1-A to Form U5S
     (1991); restated copy as of November 28, 1995, filed pursuant to Item 14 of Form 10-K (1995); Certificate of Amendment of Certificate of Incorporation of Columbia Energy Group, dated January 16, 1998, filed as Exhibit 1-A to Form U5S (1997); Corrected Certificate of Amendment of Restated Certificate of Incorporation of Columbia Energy Group dated June 1, 1999, filed as
     Exhibit 1-A and Certificate of Amendment of Restated Certificate of Incorporation of Columbia Energy Group dated June 2, 1999, filed as Exhibit 2-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

10 By-Laws as of May 28, 1986, filed as Exhibit 1-B to Form U5S (1986); amendments dated May 13, 1987 and November 18, 1987, filed as Exhibit B, pages 13-15, to Form U5S (1987); amendment dated January 16, 1998, filed as
     Exhibit 1-B to Form U5S (1998); amendments dated February 22, 2000, filed as Exhibit 1-B to Form U5S (2000); amended and restated By-Laws dated November 1, 2000, filed as Exhibit 2-B to Form U5S (2000). The items identified above are contained in the appropriate filing of Columbia Energy Group.

11 CAT Restated Certificate of Incorporation as filed on February 27, 1989, filed as Exhibit 2-A to Form U5S (1988); amendment dated August 18, 1997, filed as Exhibit 2-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

12 CAT By-Laws as amended effective February 27, 1989, filed as Exhibit 1-B to Form U5S (1988). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

13 Certificate of Incorporation of TriStar Capital Corporation dated August 2, 1990, filed as Exhibit 2-A to Form U5S (1990); amendment dated June 30, 1997, filed as Exhibit 17-A to Form U5S (1997); amendment changing name to Columbia Energy Group Capital Corporation dated June 2, 1998, filed as
     Exhibit 9-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

14   By-Laws of TriStar Capital Corporation dated August 2, 1990, filed as
     Exhibit 4-B to Form U5S (1990). The items identified above are contained in the appropriate filing of Columbia Energy Group.

15 Certificate of Incorporation of TriStar Gas Technologies, Inc. dated August 2, 1990, filed as Exhibit 3-A to Form U5S (1990). The items identified above are contained in the appropriate filing of Columbia Energy Group.

16   By-Laws of TriStar Gas Technologies, Inc. dated August 2, 1990, filed as
     Exhibit 5-B to Form U5S (1990). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-5 to Form U5S (2001).

17 Certificate of Amendment of Certificate of Incorporation of Columbia Natural Resources, Inc. (changing name to Columbia Energy Resources, Inc.) dated September 28, 1998, filed as Exhibit 6-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

18 By-Laws of Columbia Energy Resources, Inc. dated September 30, 1998, filed as Exhibit 6-B to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

19 Certificate of Incorporation of Alamco-Delaware, dated July 21, 1994, filed as Exhibit 11-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

20 By-Laws of Alamco-Delaware filed as Exhibit 9-B to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

21 Certificate of Incorporation of Columbia Natural Resources, Inc. adopted on November 21, 1984, filed as Exhibit 4-A to Form U5S (1984). The items identified above are contained in the appropriate filing of Columbia Energy Group.

22 By-Laws as of November 26, 1984, filed as Exhibit 2-B to Form U5S (1984). The items identified above are contained in the appropriate filing of Columbia Energy Group.

23 Article of Incorporation of 758117 Alberta Ltd. dated October 6, 1997, filed as Exhibit 7-A and amendment changing name to Columbia Natural Resources Canada, Ltd., dated December 12, 1997, filed as Exhibit 8-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

24 By-laws of 758117 Alberta Ltd., dated December 12, 1997, filed as Exhibit 7-B to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

25 Certificate of Incorporation of Hawg Hauling & Disposal, Inc. dated March 17, 1993, filed as Exhibit 12-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

26   By-Laws of Hawg Hauling & Disposal, Inc. dated March 17, 1993, filed as
     Exhibit 10-B to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

27 Certificate of Incorporation of Columbia Energy Services Corporation (formerly The Inland Gas Company, Inc.) dated June 25, 1993, filed under cover of Form SE as Exhibit 1-B to Form U5S (1993). The items identified above are contained in the appropriate filing of Columbia Energy Group.

28 By-Laws of Columbia Energy Services Corporation dated May 28, 1993, filed as Exhibit 2-B to Form U5S (1993). The items identified above are contained in the appropriate filing of Columbia Energy Group.

29 Certificate of Incorporation of Columbia Energy Marketing Corporation dated August 3, 1995, filed as Exhibit 1-A to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group.

30 By-Laws of Columbia Energy Marketing Corporation dated August 3, 1995, filed as Exhibit 1-B to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-6 to Form U5S (2001).

31 Certificate of Incorporation of Columbia Power Marketing Corporation dated June 19, 1997 filed as Exhibit 3-A and amendment changing name to Columbia Energy Power Marketing Corporation dated March 2, 1998, filed as Exhibit 4-A to Form U5S (1997); amendment dated January 16, 1998, filed as Exhibit 3-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

32 By laws of Columbia Power Marketing Corporation as adopted June 23, 1997 filed as Exhibit 1-B to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group. The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-laws dated June 4, 2001, filed as Exhibit B-7 to Form U5S (2001).

33 Certificate of Incorporation of Columbia Energy Retail Corporation dated October 28, 1998, filed as Exhibit 4-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-8 to Form U5S (2001).

34 By-Laws of Columbia Energy Retail Corporation dated December 1, 1998, filed as Exhibit 1-B to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

35 Certificate of Incorporation of Columbia Finance Corporation dated November 5, 1998, filed as Exhibit 7-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

36   By-Laws of Columbia Finance Corporation dated November 5, 1998, filed as
     Exhibit 2-B to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

37 Certificate of Incorporation of Columbia Accounts Receivable Corporation dated November 5, 1998, filed as Exhibit 8-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

38 By-Laws of Columbia Accounts Receivable Corporation dated November 5, 1998, filed as Exhibit 3-B to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

39 Articles of Incorporation, as amended to January 1, 1958, filed as Exhibit 2-A to Form U5S (1957); amendment dated December 21, 1981, filed as Exhibit 3-A to Form U5S (1981); amendment dated November 15, 1988, filed as Exhibit 2-A to Form U5S (1988); amendment dated March 13, 1995, filed as Exhibit 2-A to Form U5S (1995); amendment dated February 15, 1995, filed as Exhibit 3-A to Form U5S (1995); amendment dated January 12, 1996, filed as Exhibit 4-A to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group.

40   By-Laws, as amended to September 1, 1968, filed as Exhibit 4-B to Form U5S
     (1968); amendment dated June 16, 1970, filed as Exhibit 4-B to Form U5S
     (1970); amendment dated September 24, 1975, filed as Exhibit 1-B to Form U5S (1975); amendment dated May 4, 1977, filed as Exhibit 3-B to Form U5S
     (1977); amendment dated May 1, 1985, filed as Exhibit 2-B to Form U5S
     (1985); amendment dated December 8, 1988, filed as Exhibit 3-B to Form U5S
     (1988); amendment dated June 15, 1989, filed as Exhibit 1-B to Form U5S
     (1989); amendment dated January 9, 1996 filed as Exhibit 2-B to Form U5S
     (1995); amendment dated November 1, 1997, filed as Exhibit 2-B to Form U5S
     (1997); amendment dated April 19, 2000, filed as Exhibit 3-B to Form U5S
     (2000). The items identified above are contained in the appropriate filing of Columbia Energy Group.

41 Certificate of Incorporation as adopted July 1, 1958, filed as Exhibit 1-A to Form U5S (1961); amendment dated January 17, 1980, filed as Exhibit 1-A to Form U5S (1979); amendment dated February 15, 1995 filed as Exhibit 5A to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group.

42   By-Laws, as amended to May 2, 1972, filed as Exhibit 4-B to Form U5S
     (1972); amendment dated May 1, 1985, filed as Exhibit 3-B to Form U5S
     (1985); amendment dated December 8, 1988, filed as Exhibit 4-B to Form U5S
     (1988); amendment dated June 15, 1989, filed as Exhibit 2-B to Form U5S
     (1989); amendment dated January 9, 1996 filed as Exhibit 3-B to Form U5S
     (1995); amendment dated June 30, 1997, filed as Exhibit 3-B and amendment dated November 1, 1997, filed as Exhibit 4-B to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

43 Articles of Incorporation as adopted October 6, 1961, filed as Exhibit 1-A to Form U5S (1964); amendment dated December 27, 1963, filed as Exhibit 2-A to Form U5S (1964); amendment dated February 21, 1964, filed as Exhibit 3-A to Form U5S (1964); Certificate of Merger of Columbia Gas of Ohio, Inc. and The Ohio Valley Gas Company effective December 31, 1974, filed as Exhibit 5-A to Form U5S (1974); amendment dated January 8, 1982, filed as Exhibit 2-A to Form U5S (1982); amendment dated February 16, 1995, filed as exhibit 6-A to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group.

44   Regulations as adopted October 16, 1961, filed as Exhibit 2-B to Form U5S
     (1964); amendment dated August 19, 1968, filed as Exhibit 5-B to Form U5S
     (1968); amendment dated May 1, 1985, filed as Exhibit 5-B to Form U5S
     (1985); amendment dated December 9, 1985, filed as Exhibit 6-B to Form U5S
     (1985); amendment dated December 8, 1988, filed as Exhibit 6-B to Form U5S
     (1988); amendment dated June 15, 1989, filed as Exhibit 4-B to Form U5S
     (1989); amendment dated January 9, 1996, filed as Exhibit 4-B to Form U5S
     (1995); amendment dated November 1, 1997, filed as Exhibit 5-B to Form U5S
     (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

45 Articles of Incorporation as adopted during the year 1960, filed as Exhibit 1-A to Form U5S (1962); amendment dated December 21, 1981, filed as Exhibit 4-A to Form U5S (1981); amendment dated February 15, 1995, filed as Exhibit 7-A to Form U5S (1995). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

46   By-Laws, as amended to May 2, 1972, filed as Exhibit 6-B to Form U5S
     (1972); amendment dated May 1, 1985, filed as Exhibit 7-B to Form U5S
     (1985); amendment dated December 8, 1988, filed as Exhibit 7-B to Form U5S
     (1988); amendment dated June 15, 1989, filed as Exhibit 5-B to Form U5S
     (1989); amendment dated January 9, 1996, filed as Exhibit 5-B to Form U5S
     (1995); amendment dated November 1, 1997, filed as Exhibit 6-B to Form U5S
     (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

47 Certificate of Incorporation of Commonwealth Gas Services, Inc. as amended through December 19, 1958, and including the Certificate of Merger dated December 18, 1979, filed as Exhibit 8-A to Form U5S (1981); amendment dated December 30, 1987, filed as Exhibit B, page 17, to Form U5S (1987); amendment dated February 15, 1995, filed as Exhibit 8-A to Form U5S (1995); amendment dated January 16, 1998, filed as Exhibit 16-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

48 By-Laws of Commonwealth Gas Services, Inc. as amended through March 5, 1985, filed as Exhibit 9-B to Form U5S (1985); amendment dated April 21, 1986, filed as Exhibit 6-B to Form U5S (1986); amendment dated April 20, 1987, filed as Exhibit B, page 18, to Form U5S (1987); amendment dated January 1, 1989, filed as Exhibit 9-B to Form U5S (1988); amendment dated June 15, 1989, filed as Exhibit 9-B to Form U5S (1989); amendment dated May 6, 1991, filed as Exhibit 3-B to Form U5S (1991); amendment dated December 7, 1992, filed as Exhibit 2-B to Form U5S (1992);amendment dated November 1, 1997, filed as Exhibit 13-B to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

49 Restated Certificate of Incorporation of Columbia Gas Transmission Corporation dated March 3, 1982, filed as Exhibit 3-A to Form U5S (1982); amendment dated October 22, 1984, filed as Exhibit 3-A to Form U5S (1984); Certificate of Merger of Commonwealth Gas Pipeline Corp. into Columbia Gas Transmission Corp. dated October 26, 1990, filed as Exhibit 1-A to Form U5S
     (1990); amendment dated November 28, 1995, filed as Exhibit 6-A and amendment dated June 30, 1997, filed as Exhibit 7-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

50 By-Laws of Columbia Gas Transmission Corporation as amended through May 9, 1991, filed as Exhibit 1-B to Form U5S (1991); amendment dated January 17, 1996, file as Exhibit 3-B to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

51 Certificate of Incorporation as adopted May 26, 1958, filed as Exhibit 3-A to Form U5S (1958); amendment dated November 10, 1981, filed as Exhibit 6-A to Form U5S (1981); amendment dated December 23, 1994, filed as Exhibit 2-A to Form U5S (1994); amendment dated June 30, 1997, filed as Exhibit 8-A to Form U5S (1997). The items identified above are contained in the appropriate filing of Columbia Energy Group.

52 By-Laws of Columbia Gulf Transmission Company as amended through May 9, 1991, filed as Exhibit 2-B to Form U5S (1991); amendment dated January 17, 1996, file as Exhibit 4B to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

53 Certificate of Incorporation of Columbia Insurance Corporation, Ltd. dated November 1, 1996, filed as Exhibit 2-A to Form U5S (1996); amendment to Memorandum of Association of the Company dated August 12, 2000, filed as
     Exhibit 2-A to Form U5S (2000). The items identified above are contained in the appropriate filing of Columbia Energy Group.

54 By-laws of Columbia Insurance Corporation, Ltd. as adopted November 4, 1996, file as Exhibit 5-B to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

55 Restated Certificate of Incorporation of Columbia LNG Corporation as amended to December 18, 1989, filed as Exhibit 18-A to Form U5S (1989); amendments dated January 31, 1992, November 2, 1992, June 13, 1994 and April 13, 1995 filed as Exhibits 3-A-1, 3-A-2, 3-A-3 and 3-A-4, respectively to Form U5S; amendment dated January 15, 1997, filed as
     Exhibit 9-A to Form U5S (1997; Unanimous Written Consent in Lieu of an Organizational Meeting of the Board of Directors dated July 10, 1998, filed as Exhibit 6-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

56 By-Laws of Columbia LNG Corporation as amended through October 10, 1990, filed as Exhibit 1-B to Form U5S (1990); amendment dated July 27, 1992, filed as Exhibit 3-B to Form U5S (1992); amendment dated December 21, 1994 filed as Exhibit 1-B to Form U5S (1994); amendment dated October 17, 1995 and amendment dated June 1, 1996, filed as Exhibits 6B and 7B to Form U5S
     (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

57 Certificate of Incorporation of CLNG Corporation as adopted January 21, 1994, filed as Exhibit 4-A to Form U5S (1994). The items identified above are contained in the appropriate filing of Columbia Energy Group.

58 By-Laws of CLNG Corporation as amended through December 21, 1994 filed as Exhibit -B to Form U5S (1994). The items identified above are contained in the appropriate filing of Columbia Energy Group.

59 Certificate of Incorporation of Columbia Network Services Corporation dated June 7, 1996, filed as Exhibit 3-A Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

60 By-Laws of Columbia Network Services Corporation as adopted August 29, 1996, filed as Exhibit 8-B to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated May 1, 2001, filed as Exhibit B-9 to Form U5S (2001), and Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-10 to Form U5S (2001).

61 Certificate of Incorporation of CNS Microwave Inc., dated October 15, 1996, filed as Exhibit 4-A to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group.

62   By-Laws of CNS Microwave, Inc. as adopted October 25, 1996, filed as
     Exhibit 9-B to Form U5S (1996). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated May 1, 2001, filed as Exhibit B-11 to Form U5S (2001) and Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-12 to Form U5S
     (2001).

63 Certificate of Incorporation of Columbia Petroleum Corporation dated March 12, 1999, filed as Exhibit 9-A to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

64   By-Laws of Columbia Petroleum Corporation dated March 12, 1999, filed as
     Exhibit 4-B to Form U5S (1999). The items identified above are contained in the appropriate filing of Columbia Energy Group.

65 Certificate of Incorporation of Columbia Pipeline Corporation dated October 13, 1998, filed as Exhibit 4-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

66   By-Laws of Columbia Pipeline Corporation dated November 1, 1998, filed as
     Exhibit 4-B to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated May 1, 2001, filed as Exhibit B-13 to Form U5S (2001), and Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-14 to Form U5S
     (2001).

67 Certificate of Incorporation of Columbia Deep Water Services Company dated January 7, 1998, filed as Exhibit 5-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

68 By-Laws of Columbia Deep Water Services Company dated January 8, 1998, filed as Exhibit 5-B to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated May 1, 2001, filed as Exhibit B-15 to Form U5S (2001), and amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-16 to Form U5S (2001).

69 Certificate of Incorporation of Columbia Electric Remainder Corporation dated October 23, 2000, filed as Exhibit 3-A to Form U5S (2000). The items identified above are contained in the appropriate filing of Columbia Energy Group.

70 By-Laws of Columbia Electric Remainder Corporation dated October 23, 2000, filed as Exhibit 5-B to Form U5S (2000). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated April 10, 2001, filed as Exhibit B-17 to Form U5S (2001).

71 Certificate of Incorporation of TVC Two Corporation dated December 28, 1989, filed as Exhibit 7-A to Form U5S (1989); amendment changing name to TriStar Binghamton General Corporation, dated May 8, 1990, filed as Exhibit 6-A to Form U5S (1990); amendment changing name to Columbia Electric Binghamton General Corporation, dated August 4, 1998, filed as Exhibit 16-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

72 By-Laws of TVC Two Corporation (name later changed to TriStar Binghamton General Corporation) dated December 28, 1989, filed as Exhibit 17-B to Form U5S (1989). The items identified above are contained in the appropriate filing of Columbia Energy Group. Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-18 to Form U5S (2001).

73 Certificate of Incorporation of TVC Three Corporation dated December 28, 1989, filed as Exhibit 8-A to Form U5S (1989); amendment changing name to TriStar Binghamton Limited Corporation, dated May 8, 1990, filed as Exhibit 7-A to Form U5S (1990); amendment changing name to Columbia Electric Binghamton Limited Corporation, dated August 4, 1998, filed as Exhibit 17-A to Form U5S (1998). The items identified above are contained in the appropriate filing of Columbia Energy Group.

74 By-Laws of TVC Three Corporation (name later changed to TriStar Binghamton Limited Corporation) dated December 28, 1989, filed as Exhibit 19-B to Form U5S (1989). Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-18 to Form U5S (2001).

75 Certificate of Incorporation of Columbia Electric Haverstraw Corporation dated September 14, 1999, filed as Exhibit 21-A to Form U5S (1999). Amendment to the By-Laws dated June 4, 2001, filed as Exhibit B-20 to Form U5S (2001).

76 By-Laws of Columbia Electric Haverstraw Corporation dated September 14, 1999, filed as Exhibit 14-B to Form U5S (1999).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

77   Haverstraw Bay, LLC Articles of Incorporation (See Number 79 below)

78   Haverstraw Bay, LLC By-Laws (See Number 80 below).

79 Haverstraw Bay, LLC Articles of Incorporation are currently not available. They will be filed by amendment.

80 Haverstraw Bay, LLC By-Laws are currently not available. They will be filed by amendment

81 Columbia Service Partners, Inc. Articles of Incorporation are currently not available and will be filed by amendment.

82 Columbia Service Partners, Inc. By-Laws are currently not available and will be filed by amendment.

83 Article of Incorporation of Columbia Assurance Agency, Inc., dated June 23, 1997, filed as Exhibit 2-A to Form U5S (1998); amendment dated May 3, 1999, filed as Exhibit 5-A to Form U5S (1999).

84 Code of Regulations of Columbia Assurance Agency, Inc., dated July 30, 1997, filed as Exhibit 3-B to Form U5S (1998).

85 Certificate of Incorporation of Columbia Energy Telecommunications Company dated April 17, 1998 filed as Exhibit 10-A and amendment-changing name to Columbia Transmission Communications Corporation, dated September 24, 1997 filed as Exhibit 11-A to Form U5S (1998).

86 By-Laws of Columbia Energy Telecommunications Company dated May 11, 1998, filed as Exhibit 8-B to Form U5S (1998).

87 EnergyUSA, Inc. (IN) Certificate of Incorporation dated March 26, 1999, filed as Exhibit A-7 to Form U5S (2001).

88 EnergyUSA, Inc. (IN) Amended By-Laws dated May 1, 1999, filed as Exhibit B-21 to Form U5S (2001).

89 EnergyUSA, Inc. (MA) Articles of Organization of Energy Asset Funding, Inc. (n/k/a EnergyUSA, Inc.) dated September 26, 1995, filed as Exhibit A-8 for Form U5S (2001), Articles of Amendment regarding name change to EnergyUSA, Inc. dated August 9, 1996, filed as Exhibit A-9 to Form U5S (2001), Certificate of Change of Fiscal Year End dated October 13, 1999, filed as Exhibit A-10 to Form U5S (2001).

90 EnergyUSA, Inc. (MA) Amended By-Laws dated April 11, 2001, filed as Exhibit B-22 to Form U5S (2001).

91 Articles of Organization dated November 13, 1997, filed as Exhibit A-11 to Form U5S (2001).

92 EnergySPE, Inc. Amended By-Laws dated April 11, 2001, filed as Exhibit B-23 to Form U5S (2001).

93 EnergyUSA, Inc. (CT) Certificate of Incorporation of Savage-Alert, Inc. (n/k/a EnergyUSA, Inc. (CT)) dated December 20, 1993, filed as Exhibit A-12 to Form U5S (2001), Certificate of Amendment regarding name change to Savage Alert, Inc. dated July 1, 1998, identified as Exhibit A-13 to Form U5S (2001) but not currently available. This exhibit will be filed by amendment. Certificate of Amendment regarding name change to EnergyUSA, Inc. dated January 22, 2001, filed as Exhibit A-14 to Form U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

94 EnergyUSA, Inc. (CT) By-Laws dated December 30, 1993, filed as Exhibit B-24 to Form U5S (2001) and amended By-Laws dated April 11, 2001, filed as Exhibit B-25 to Form U5S (2001).

95 Brayer Energy Solutions, Inc Articles of Incorporation dated July 28, 1998, filed as Exhibit A-15 to Form U5S (2001).

96 Brayer Energy Solutions, Inc. By-Laws dated October 28, 1998, filed as Exhibit B-26 to Form U5S (2001).

97 EnergyUSA Engineering, Inc. Certificate of Incorporation of Savage Engineering, Inc. (n/k/a Energy USA Engineering, Inc.) dated March 1, 1982, filed as Exhibit A-16 to Form U5S (2001), Certificate of Amendment regarding name change to EnergyUSA Engineering, Inc. dated May 18, 2001, filed as Exhibit A-17 to Form U5S (2001).

98 EnergyUSA Engineering, Inc. By-Laws dated March 1, 1982, filed as Exhibit B-27 to Form U5S (2001).

99 EnergyUSA Mechanical, Inc. Certificate of Incorporation of Alert, Inc. (n/k/a EnergyUSA Mechanical, Inc.) dated July 29, 1982, filed as Exhibit A-18 to Form U5S (2001), Certificate of Amendment regarding name change to EnergyUSA Mechanical, Inc. dated may 18, 2001, filed as Exhibit A-19 to Form U5S (2001).

100 EnergyUSA Mechanical, Inc. By-Laws dated May 2, 1998, filed as Exhibit B-28 to Form U5S (2001).

101 EnergyUSA Commercial Energy Services, Inc. Certificate of Incorporation of NESI Energy Services Company (n/k/a EnergyUSA Commercial Energy Services Inc.) dated January 31, 1997, filed as Exhibit A-20 to Form US (2001), Articles of Merger of Parkway Engineering and Distributing Company, Inc. into NESI Energy Services Company dated May 1, 1998. Surviving corporation's name is NESI Solutions, Inc., filed as Exhibit A-21 to Form U5S (2001), Articles of Amendment regarding name change to EnergyUSA Commercial, Inc. dated May 27, 1999, filed as Exhibit A-22 to Form U5S
     (2001), Articles of Amendment regarding name change to EnergyUSA Commercial Energy Services, Inc. dated February 15, 2000, files as Exhibit A-23 to Form U5S (2001).

102 EnergyUSA Commercial Energy Services, Inc. Amended and Restated By-Laws dated May 2, 1998, filed as Exhibit B-29 to Form U5S (2001), and amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-30, to Form U5S
     (2001).

103 EnergyUSA Retail, Inc. Certificate of Incorporation of NESI Integrated Energy Resources, Inc. (n/k/a EnergyUSA Retail, Inc.) dated January 28, 1997, filed as Exhibit A-24 on Form U5S (2001), Articles of Amendment regarding name change to EnergyUSA Retail, Inc. dated March 11, 1999, filed as Exhibit A-25 to Form U5S (2001).

104 EnergyUSA Retail, Inc. Amended and Restated By-Laws dated March 11, 1999, filed as Exhibit B-31 to Form U5S (2001).

105 EnergyUSA Consumer Products Group, Inc. Articles of Organization dated December 14, 1999, filed as Exhibit A-26 for Form U5S (2001).

106 EnergyUSA Consumer Products Group, Inc. Amended and Restated By-Laws dated April 11, 2001, filed as Exhibit B-32 to From U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

107 EnergyUSA-TPC Corp Certificate of Incorporation of EnergyUSA Gas Marketing Co. (n/k/a EnergyUSA-TPC Corp.) dated August 10, 2000, filed as Exhibit A-27 for Form U5S (2001), Articles of Amendment regarding name change to EnergyUSA-TPC Corp dated September 19, 2000, filed as Exhibit A-28 to Form U5S (2001).

108 EnergyUSA-TPC Corp. Amended and Restated By-Laws dated September 19, 2000 filed as Exhibit B-33 to Form U5S (2001).

109 EnergyUSA Appalachian Corp. Articles of Incorporation are currently not available and will be filed by amendment.

110 EnergyUSA-Appalachian Corp. By-Laws dated February 19, 2001, filed as Exhibit B-34 to Form U5S (2001).

111 MS-1 Distribution & Storage Corporation Charter of Incorporation of Williamsville Water Company (n/k/a MS-1 Distribution & Storage Corporation) dated November 26, 1956, filed as Exhibit A-30 for Form U5S (2001), Amendment to the Articles of Incorporation regarding name change to MS-1 Distribution & Storage Corporation dated August 16, 1993, filed as Exhibit A-31 to Form U5S (2001).

112 MS-1 Distribution & Storage Corp. By-Laws dated September 15, 2000 filed as Exhibit B0-35 to Form U5S (2001).

113 NESI Energy Marketing, L.L.C. Certificate of Organization dated July 26, 1995, filed as Exhibit A-32 for Form U5S (2001).

114 NESI Energy Marketing, L.L.C By-Laws are currently not available and will be filed by amendment.

115 NI Energy Services Transportation, Inc. Articles of Incorporation dated June 18, 1998, filed as Exhibit A-33 to Form U5S (2001).

116 NI Energy Services Transportation, Inc. By-Laws dated June 18, 1998 filed as Exhibit B-36 to Form U5S (2001), and amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-37 to From U5S (2001).

117 NI Fuel Company, Inc. Certificate of Incorporation of NIPSCO Fuel Company, Inc. (n/k/a NI Fuel Company, Inc.) dated December 23, 1974, filed as Exhibit A-34 on Form U5S (2001), Articles of Amendment regarding name change to NI Fuel Company, Inc dated April 20, 1999, filed as Exhibit A-35 to Form U5S (2001).

118 NI Fuel Company, Inc. Amended and Restated By-Laws dated April 10, 1991 filed as Exhibit B-38 to Form U5S (2001).

119 NI-TEX, Inc. Certificate of Incorporation dated August 26, 1988, filed as Exhibit A-36 to Form U5S (2001).

120 NI-TEX, Inc. Amended and Restated By-Laws dated April 11, 2001, as Exhibit B-39 to From U5S (2001).

121 NI-Tex Gas Services, Inc. Articles of Incorporation are currently not available and will be filed by amendment.

122 NI-Tex Gas Services, Inc. By-Laws dated November 18, 1998, as Exhibit B-40 to Form U5S (2001).

123 Kokomo Gas and Fuel Company Restatement of Articles of Incorporation, filed as Exhibit A-37 to Form U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

124 Kokomo Gas and Fuel Company Amended and Restated By-Laws dated February 28, 2002, filed as Exhibit B-41 to Form U5S (2001).

125 KGF Trading Company certificate of Incorporation dated July 31, 1992, filed as Exhibit A-39 to Form U5S (2001).

126 KGF Trading Company By-Laws dated July 31, 1992, filed as Exhibit B-42 to Form U5S (2001).

127 NI Energy Services, Inc. Certificate of Incorporation of NIPSCO Energy Services, Inc. (n/k/a NI Energy Services, Inc.) dated November 12, 1985, filed as Exhibit A-39 to Form U5S (2001), Articles of Amendment regarding name change to NI Energy Services, Inc. dated February 27, 1998, filed as Exhibit A-40 to From U5S (2001).

128 NI Energy Services, Inc. By -Laws dated July 1, 1996, filed as Exhibit B-43 to Form U5S (2001), and amendment to the By-Laws dated April 11, 2001, as filed to Form U5S (2001).

129 Crossroads Pipeline Company Certificate of Incorporation of NI Pipeline Company (n/k/a Crossroads Pipeline Company) dated April 5, 1993, filed as Exhibit A-41 on Form U5S (2001), Articles of Amendment regarding name change to Crossroads Pipeline Company dated April 15, 1993, filed as Exhibit A-42 on Form U5S (2001).

130 Crossroads Pipeline Company Amended and Restated By-Laws dated May 1, 2001 filed as Exhibit B-45 to Form U5S (2001).

131 Green Fuels, Inc. Certificate of Incorporation dated February 23, 1995, filed as Exhibit A-43 to Form U5S (2001).

132 Green Fuels, Inc. By-Laws are not available and the business entity was dissolved on February 1, 2002 and is no longer a system company.

133 NESI Power Marketing, Inc. Certificate of Incorporation on Customer Information Services, Inc. (n/k/a NESI Power Marketing, Inc.) dated July 18, 1996, filed as Exhibit A-44 on From U5S (2001), Articles of Amendment regarding name change to NESI Power Marketing, Inc. dated December 11, 1996, filed as Exhibit A-45 on From U5S (2001).

134 NESI Power Marketing, Inc. By-Laws dated November 15, 1996, filed as Exhibit B-46 to Form U5S (2001).

135 NiSource Energy Services Canada, Ltd. organizational documents are currently not available and will be filed by amendment.

136 NiSource Energy Services Canada, Ltd. By-Laws are currently not available and will be filed by amendment.

137 NESI Energy Services Canada, Ltd. organizational documents are currently not available and will be filed by amendment.

138 NESI Energy Services Canada, Ltd. By-Laws are currently not available and will be filed by amendment.

139 NiSource Capital Markets, Inc. Articles of Incorporation of NIPSCO Capital Markets, Inc. (n/k/a NiSource Capital Markets, Inc.) dated March 10, 1989, filed as Exhibit A-46 on Form U5S (2001), Articles of Amendment regarding name change to NiSource Capital Markets, Inc. dated April 21, 1999, filed as Exhibit A-47 on Form U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

140 NiSource Capital Markets, Inc. Amended and Restated By-Laws dated April 21, 1999, filed as Exhibit B-47 to Form U5S (2001).

141 NiSource Capital Trust I Certificate of Trust of NIPSCO Capital Trust I (n/k/a NiSource Capital Trust I) dated December 17, 1998, filed as Exhibit A-48 to Form U5S (2001), Certificate of Amendment of Certificate of Trust regarding name change to NiSource Capital Trust I dated December 19, 2001, filed as Exhibit A-49 on Form U5S (2001).

142  NiSource Capital Trust I By-Laws are not available for trust.

143  Certificate of Incorporation, as amended through May 17, 1991, filed as
     Exhibit 3-A to Form U5S (1991); amendment dated June 30, 1997, filed as
     Exhibit 5-A to Form U5S (1997); amendment dated January 16, 1998, filed as
     Exhibit 3-A to Form U5S (1998); Certificate of Merger of NiSource Corporate Services Company and Columbia Energy Group Service Corporation dated December 22, 2001, filed as Exhibit 1-A to Form U5S (2000). Certificate of Merger of NiSource Corporate Services Company into Columbia Energy Group Service Corporation. Surviving corporation's name is NiSource Corporate Services Company, filed as Exhibit A-50 on Form U5S (2001).

144  By-Laws, as amended February 10, 1988, filed as Exhibit 8-B to Form U5S
     (1988); amendment dated December 29, 1997, filed as Exhibit 7-B to Form U5S
     (1997); By-Laws dated November 1, 2000, filed as Exhibit 4-B to Form U5S
     (2000). Amended and Restated By-Laws dated January 1, 2001, filed as Exhibit B-48 to Form U5S (2001).

145 NiSource Development Company, Inc. Certificate of Incorporation of NIPSCO Development Company, Inc. (n/k/a NiSource Development Company, Inc.) dated August 17, 1987, filed as form U5S (2001), Articles of Amendment regarding name change to NiSource Development Company, Inc. dated April 20, 1999, filed as Exhibit A-52 on Form U5S (2001).

146 NiSource Development Company, Inc. Amended and Restated By-Laws dated July 1, 1996, filed as Exhibit B-49 to Form U5S (2001), amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-50 to From U5S (2001).

147 Analytic Systems Laboratories, Inc. Certificate of Incorporation dated October 12, 1990, filed as Exhibit A-53 on Form U5S (2001), Articles of Amendment dated November 15, 1990, filed as Exhibit A-54 on Form U5S
     (2001), Articles of Amendment dated January 30, 1991, filed as Exhibit A-55 on Form U5S (2001), Articles of Amendment dated May 19, 1992, filed as Exhibit A-56 on Form U5S (2001).

148 Analytic Systems Laboratories, Inc. By-Laws are currently not available to file electronically and the business was dissolved on February 1, 2002 and is no longer a part of the company system.

149 Cardinal Property Management, Inc. Certificate of Incorporation dated November 14, 1990, filed as Exhibit A-57 on Form U5S (2001).

150 Cardinal Property Management, Inc. By-Laws dated December 20, 1990, filed as Exhibit B-51 to Form U5S (2001), amendment to the By-Laws dated April 14, 1999, filed as Exhibit B-52 to Form U5S (2001).

151 Customer Information Services, Inc. Certificate of Incorporation of RIC, Inc. (n/k/a Customer Information Services, Inc. (dated November 14, 1990, filed as Exhibit A-58 on Form U5S (2001), Articles of Amendment regarding name change to Customer Information Services, Inc. dated May 21, 1998, filed as Exhibit A-59 on Form U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

152 Customer Information Systems, Inc. By-Laws are currently not available to file electronically and the business was dissolved on January 24, 2002 and is no longer a part of the company system

153 JOF Transportation Company Certificate of Incorporation dated December 8, 1989, filed as Exhibit A-60 on Form U5S (2001)

154 JOF Transportation Company By-Laws dated December 11, 1989, filed as Exhibit B-53 to Form U5S (2001), amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-54 to Form U5S (2001).

155 KOGAF Enterprises, Inc. Certificate of Incorporation dated June 6, 1974, filed as Exhibit A-61 on Form U5S (2001)

156 KOGAF Enterprises, Inc. By-Laws are currently not available to file electronically and the business was dissolved on March 25, 2002 and is no longer a part of the company system.

157 Lake Erie Land Company Certificate of Incorporation dated October 12, 1989, filed as Exhibit A-62 on From U5S (2001).

158 Lake Erie Land Company By-Laws dated April 4, 1990, filed as Exhibit B-55 to Form U5S (2001).

159 SCC Services, Inc. Certificate of Incorporation dated January 23, 1992, filed as Exhibit A-64 on Form U5S (2001).

160 SCC Services, Inc. By-Laws dated January 24, 1992, filed as Exhibit B-56 to Form U5S (2001), amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-57 to Form U5S (2001).

161 NDC Douglas Properties, Inc. Certificate of Incorporation dated March 19, 1992, filed as Exhibit A-64 on From U5S (2001).

162 NDC Douglas Properties, Inc. By-Laws dated March 24, 1992, filed as Exhibit B-58 to Form U5S (2001).

163 Progeni, Inc. Certificate of Incorporation of NI Product Development Company (n/k/a Progeni, Inc.) dated June 21, 1997, filed as Exhibit A-64 on Form U5S (2001), Articles of Amendment regarding name change to Progeni, Inc. dated January 20, 19998, filed on Form U5S (2001).

164 Progeni, Inc. By-Laws dated June 27, 1997, filed as Exhibit B-59 to Form U5S (2001).

165 Protonics Research, Inc. Certificate of Incorporation dated January 28, 1997, filed as Exhibit A-67 on Form U5S (2001).

166 Protonics Research, Inc. By-Laws dated January 28, 1997, filed as Exhibit B-60 to Form U5S (2001).

167 South Works Power Company Certificate of Incorporation dated June 10, 1999, filed as Exhibit A-68 on Form U5S (2001).

168 South Works Power Company By-Laws dated June 10, 1999, filed as Exhibit B-61 to Form U5S (2001).

169 NiSource Energy Technologies, Inc. Certificate of Incorporation dated October 27, 2000, filed as Exhibit A-69 on Form U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

170 NiSource Energy Technologies, Inc. By-Laws dated October 27, 2000, filed as Exhibit B-62 to Form U5S (2001).

171 NiSource Finance Corp. Certificate of Incorporation dated March 31, 2000, filed as Exhibit A-70 on From U5S (2001).

172 NiSource Finance Corp. By-Laws dated March 31, 2000, filed as Exhibit B-63 to Form U5S (2001).

173 NiSource Pipeline Group, Inc. Certificate of Incorporation dated May 24, 1999, filed as Exhibit A-71 on From U5S (2001).

174 NiSource Pipeline Group, Inc. By-Laws dated May 1, 2001, filed as Exhibit B-64 to Form U5S (2001).

175 Granite State Gas Transmission, Inc. Articles of Organization are currently not available and will be filed by amendment.

176 Granite State Gas Transmission, Inc. Amended and Restated By-Laws dated June 14, 2001, filed as Exhibit B-65 to Form U5S (2001).

177 Bay State Energy Enterprises, Inc. Articles of Organization dated June 5, 1995, filed as Exhibit A-72 on From U5S (2001).

178 Bay State Energy Enterprises, Inc. Amended and Restated By-Laws dated June 4, 2001, filed as Exhibit B-66 to Form U5S (2001).

179 Natural Gas Development, Inc. Articles of Organization dated October 22, 1996, filed as Exhibit A-73 on From U5S (2001).

180 Natural Gas Development, Inc. Amended and Restated By-Laws dated June 4, 2001, filed as Exhibit B-67 to Form U5S (2001).

181 PNGTS Holding Corp. Certificate of Incorporation of NI Energy Services Development Corp. (n/k/a PNGTS Holding Crop.) dated February 27, 1998, filed as Exhibit A-74 on From U5S (2001), Articles of Amendment regarding name change to PNGTS Holding Corp. dated July 6, 1999, filed as Exhibit A-75 on From U5S (2001).

182 PNGTS Holding Corp. Amended and Restated By-Laws dated May 1, 2001, filed as Exhibit B-68 to Form U5S (2001).

183 Northern Indiana Fuel & Light Company, Inc. Articles of Incorporation are currently not available and will be filed by amendment.

184 Northern Indiana Fuel & Light Company, Inc. Amended and Restate By-Laws dated April 13, 1971, filed as Exhibit B-69 to Form U5S (2001).

185 Northern Indiana Trading Company, Inc. Certificate of Incorporation dated February 10, 1988, filed as Exhibit A-76 on From U5S (2001).

186 Northern Indiana Trading Company, Inc. By-Laws dated February 17, 1988, filed as Exhibit B-70 to Form U5S (2001).

187 Northern Indiana Public Service Company Amended Articles of Incorporation dated April 14, 1982, filed as Exhibit A-77 on From U5S (2001), Articles of Amendment regarding director dated may 5, 1982, filed as Exhibit A-78 on From U5S (2001), Articles of Amendment regarding directors dated November 9, 2000, filed as Exhibit A-79 on From U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

188 Northern Indiana Public Service Company Amended and Restated By-Laws dated October 24, 2000, filed as Exhibit B-71 to Form U5S (2001).

189 NIPSCO Exploration Company, Inc. Articles of Incorporation dated May 22, 1973, filed as Exhibit A-80 on From U5S (2001).

190 NIPSCO Exploration Company, Inc. By-Laws are currently not available to file electronically and the business was dissolved on February 1, 2002 and is no longer a part of the company system.

191 Primary Energy, Inc. Certificate of Incorporation dated November 27, 1995, filed as Exhibit A-81 on From U5S (2001).

192 Primary Energy, Inc. By-Laws dated December 1, 2001, filed as Exhibit B-72 to Form U5S (2001).

193 Cokenergy, Inc. Certificate of Incorporation dated October 17, 1996, filed as Exhibit A-82 on From U5S (2001).

194 Cokenergy, Inc. Amended and Restated By-Laws dated April 8, 1998, filed as Exhibit B-73 to Form U5S (2001).

195 Harbor Coal Company Articles of Incorporation are currently not available and will be filed by amendment.

196 Harbor Coal Company By-Laws dated July 21, 1992, filed as Exhibit B-74 to Form U5S (2001).

197 Ironside Energy LLC Certificate of Organization dated November 9, 1999, filed as Exhibit A-84 on From U5S (2001).

198 Ironside Energy LLC By-Laws are currently not available and will be filed by amendment.

199 Lakeside Energy Corporation Certificate of Incorporation dated May 13, 1994, filed as Exhibit A-85 on From U5S (2001).

200 Lakeside Energy Corporation By-Laws dated may 13, 1994, filed as Exhibit B-75 to Form U5S (2001), amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-76 to Form U5S (2001).

201 North Lake Energy Corporation Certificate of Incorporation dated November 21, 1994, filed as Exhibit A-86 on From U5S (2001).

202 North Lake Energy Corporation Amended and Restated By-Laws dated April 11, 2001, filed as Exhibit B-77 to Form U5S (2001).

203 Portside Energy Corporation Certificate of Incorporation dated September 14, 1995, filed as Exhibit A-87 on From U5S (2001).

204 Portside Energy Corporation By-Laws dated September 14, 1995, filed as Exhibit B-78 to From U5S (2001), amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-70 to Form U5S (2001).

205 Whiting Clean Energy, Inc. Certificate of Incorporation of Oilside, Inc. (n/k/a Whiting Clean Energy, Inc.) dated November 12, 1998, filed as Exhibit A-88 on From U5S (2001), Articles of Amendment regarding name change to Whiting Clean Energy, Inc. dated March 11, 1999, filed as Exhibit A-89 on From U5S (2001).

EXHIBIT B. INDEX TO CORPORATE ORGANIZATION AND BY-LAWS EXHIBITS FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. (CONTINUED)

NOTES:

206 Whiting Clean Energy, Inc. Amended and Restated By-Laws dated March 11, 1999, filed as Exhibit B-80 to Form U5S (2001); amendment to the By-Laws dated April 11, 2001, filed as Exhibit B-81 to Form U5S (2001).

207 SM&P Utility Resources, Inc. Articles of Incorporation are not available and the company was sold and is no longer a part of the company system.

208 SM&P Utility Resources, Inc. By-Laws are not available and the company was sold and is no longer a part of the company system.

209 Colcom, Inc. Articles of Incorporation are not available and the company was sold in 2002 and is no longer a part of the company system.

210 Colcom, Inc. By-Laws are not available and the company was sold in 2002 and is no longer a part of the company system.

EXHIBIT C. INDENTURES OR CONTRACTS.

     The indentures and other fundamental documents defining the rights of security holders are incorporated herein by reference made to NiSource Inc.'s 2001 Form 10-K, Columbia Energy Group's 2001 Form 10-K and Northern Indiana Public Service Company's 2001 Form 10-K as shown in Exhibit A filed herewith.

EXHIBIT D. TAX ALLOCATION AGREEMENT FOR 2001.

     Incorporated by reference to Exhibit B-4 to the Application on Form U-1 in File No. 70-9681.

EXHIBIT E. OTHER DOCUMENTS PRESCRIBED BY RULE OR ORDER.

None.

EXHIBIT F. REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.

NiSource Inc.:

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF NISOURCE INC.:

     We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization and long-term debt of NiSource Inc. and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of NiSource's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NiSource Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As explained in Note 2 to the financial statements, NiSource Inc. has given retroactive effect to the change in accounting for acquisition, exploration and development activities related to oil and gas reserves from the full cost method to the successful efforts method. As explained in Note 8 to the financial statements, effective January 1, 2001, NiSource Inc. adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Item 8, Financial Statements and Supplementary Data are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP
Chicago, Illinois
January 29, 2002

Columbia Energy Group:

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDER OF COLUMBIA ENERGY GROUP:

     We have audited the accompanying consolidated balance sheets of Columbia Energy Group (a Delaware corporation, the "Corporation" and a wholly owned subsidiary of NiSource Inc.) and subsidiaries as of December 31, 2001, and 2000, and the related statements of consolidated income, cash flows and common stock equity for the three years then ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2001, and 2000, and the results of their operations and their cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States.

     As explained in Note 1E to the financial statements, the Corporation has given retroactive effect to the change in accounting for acquisition, exploration and development activities related to oil and gas reserves from the full cost method to the successful efforts method. Further, as explained in Note 7 to the financial statements, effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the Index to Item 8, Financial Statements and Supplementary Data, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP
New York, New York
January 29, 2002

EXHIBIT G. SYSTEM ORGANIZATION CHART.

               COMPLETE CORPORATE STRUCTURE OF NISOURCE INC. AND
                  DIRECT SUBSIDIARIES AS OF DECEMBER 31, 2001

                                    [CHART]

                      CORPORATE CENTER GROUP SUBSIDIARIES
                            AS AT DECEMBER 31, 2001

                                    [CHART]

                 NISOURCE BUSINESS SERVICES GROUP SUBSIDIARIES
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                     ENERGY DISTRIBUTION GROUP SUBSIDIARIES
           (WITH ADDITIONAL OTHER PRODUCTS AND SERVICES SUBSIDIARIES)
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                      COMPLETE PIPELINE GROUP SUBSIDIARIES
           (WITH ADDITIONAL OTHER PRODUCTS AND SERVICES SUBSIDIARIES)
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                  EXPLORATION & PRODUCTION GROUP SUBSIDIARIES
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                       MERCHANT ENERGY GROUP SUBSIDIARIES
                            AS OF DECEMBER 31, 2001

                                    [CHART]

               ENERGY TECHNOLOGIES GROUP SUBSIDIARIES/INVESTMENTS
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                CERTAIN OTHER PRODUCTS AND SERVICES SUBSIDIARIES
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                CERTAIN OTHER PRODUCTS AND SERVICES SUBSIDIARIES
                            AS OF DECEMBER 31, 2001

                                    [CHART]

                       CERTAIN OTHER PRODUCTS AND SERVICES
                          AND DISCONTINUED OPERATIONS
                             AS OF DECEMBER 31, 2001

                                    [CHART]

EXHIBIT H. FINANCIAL STATEMENTS OF EWG OR FOREIGN UTILITY COMPANY.

CONFIDENTIAL TREATMENT REQUESTED.

                                  NISOURCE INC.
                             FORM U5S ANNUAL REPORT
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                    EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
Exhibit A-1:      NISOURCE INC. Certificate of Incorporation of New NiSource
                  Inc. (n/k/a NiSource Inc.) dated March 29, 2000

Exhibit A-2:      NISOURCE INC. Amended and Restated Certificate of
                  Incorporation of New NiSource Inc. (n/k/a NiSource Inc.) dated
                  October 30, 2000

Exhibit A-3:      NISOURCE INC. Certificate of Amendment of Certificate of
                  Incorporation re Name Change to NiSource Inc. dated November
                  1, 2000

Exhibit A-4:      NISOURCE INC. Certificate of Ownership and Merger of Old
                  NiSource Inc. into NiSource Inc. dated November 1, 2000

Exhibit A-5:      BAY STATE GPE, INC. Articles of Organization dated November 2,
                  1998

Exhibit A-6:      NORTHERN UTILITIES, INC. Record of Organization of Bay State
                  of New Hampshire, Inc. (n/k/a Northern Utilities, Inc.) dated
                  January 9, 1979

Exhibit A-7:      ENERGYUSA, INC. (IN) Certificate of Incorporation dated March
                  26, 1999

Exhibit A-8:      ENERGYUSA, INC. (MA) Articles of Organization of Energy Asset
                  Funding, Inc. (n/k/a EnergyUSA, Inc.) dated September 26, 1995

Exhibit A-9:      ENERGYUSA, INC. (MA) Articles of Amendment re Name Change to
                  Energy USA, Inc. dated August 9, 1996

Exhibit A-10:     ENERGYUSA, INC. (MA) Certificate of Change of Fiscal Year End
                  dated October 13, 1999

Exhibit A-11:     ENERGYSPE, INC. Articles of Organization dated November 13,
                  1997

Exhibit A-12:     ENERGYUSA (CONNECTICUT), INC. Certificate of Incorporation of
                  Savage-ALERT, Inc. (n/k/a EnergyUSA (Connecticut), Inc.)
                  dated December 20, 1993

Exhibit A-13:     ENERGYUSA (CONNECTICUT), INC. Certificate of Amendment re Name
                  Change to SavageALERT, Inc. dated July 1, 1998

Exhibit A-14:     ENERGYUSA (CONNECTICUT), INC. Certificate of Amendment re Name
                  Change to EnergyUSA (Connecticut), Inc. dated January 22, 2001


Exhibit A-15:     BRAYER ENERGY SOLUTIONS, INC. Articles of Incorporation dated
                  July 28, 1998

Exhibit A-16:     ENERGYUSA ENGINEERING, INC. Certificate of Incorporation of
                  Savage Engineering, Inc. (n/k/a EnergyUSA Engineering, Inc.)
                  dated March 1, 1982

Exhibit A-17:     ENERGYUSA ENGINEERING, INC. Certificate of Amendment re Name
                  Change to EnergyUSA Engineering, Inc. dated May 18, 2001

Exhibit A-18:     ENERGYUSA MECHANICAL, INC. Certificate of Incorporation of
                  Alert, Inc. (n/k/a EnergyUSA Mechanical, Inc.) dated July 29,
                  1982

Exhibit A-19:     ENERGYUSA MECHANICAL, INC. Certificate of Amendment re Name
                  Change to EnergyUSA Mechanical, Inc. dated May 18, 2001

Exhibit A-20:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Certificate of
                  Incorporation of NESI Energy Services Company (n/k/a EnergyUSA
                  Commercial Energy Services Inc.) dated January 31, 1997

Exhibit A-21:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Articles of Merger
                  of Parkway Engineering and Distribution Company, Inc. into
                  NESI Energy Services Company dated May 1, 1998. Surviving
                  Corporation's Name is NESI Solutions, Inc.

Exhibit A-22:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Articles of
                  Amendment re Name Change to EnergyUSA Commercial, Inc. dated
                  May 27, 1999

Exhibit A-23:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Articles of
                  Amendment re Name Change to EnergyUSA Commercial Energy
                  Services, Inc. dated February 15, 2000

Exhibit A-24:     ENERGYUSA RETAIL, INC. Certificate of Incorporation of NESI
                  Integrated Energy Resources, Inc. (n/k/a EnergyUSA Retail,
                  Inc.) dated January 28, 1997

Exhibit A-25:     ENERGYUSA RETAIL, INC. Articles of Amendment re Name Change to
                  EnergyUSA Retail, Inc. dated March 11, 1999

Exhibit A-26:     ENERGYUSA CONSUMER PRODUCTS GROUP, INC. Articles of
                  Organization dated December 14, 1999


Exhibit A-27:     ENERGYUSA-TPC CORP. Certificate of Incorporation of EnergyUSA
                  Gas Marketing Co. (n/k/a EnergyUSA-TPC Corp.) dated August 10,
                  2000

Exhibit A-28:     ENERGYUSA-TPC CORP. Articles of Amendment re Name Change to
                  EnergyUSA-TPC Corp. dated September 19, 2000

Exhibit A-29:     ENERGYUSA-APPALACHIAN CORP. Certificate of Incorporation dated
                  February 19, 2001

Exhibit A-30:     MS-1 DISTRIBUTION & STORAGE CORPORATION. Charter of
                  Incorporation of the Williamsville Water Company (n/k/a MS-1
                  Distribution & Storage Corporation) dated November 26, 1956

Exhibit A-31:     MS-1 DISTRIBUTION & STORAGE CORPORATION. Amendment to the
                  Articles of Incorporation re Name Change to MS-1 Distribution
                  & Storage Corporation dated August 16, 1993

Exhibit A-32:     NESI ENERGY MARKETING, L.L.C. Certificate of Organization
                  dated July 26, 1995

Exhibit A-33:     NI ENERGY SERVICES TRANSPORTATION, INC. Articles of
                  Incorporation dated June 18, 1998

Exhibit A-34:     NI FUEL COMPANY, INC. Certificate of Incorporation of NIPSCO
                  Fuel Company, Inc. (n/k/a NI Fuel Company, Inc.) dated
                  December 23, 1974

Exhibit A-35:     NI FUEL COMPANY, INC. Articles of Amendment re Name Change to
                  NI Fuel Company, Inc. dated April 20, 1999

Exhibit A-36:     NI-TEX, INC. Certificate of Incorporation dated August 26,
                  1988

Exhibit A-37:     KOKOMO GAS AND FUEL COMPANY Restatement of Articles of
                  Incorporation

Exhibit A-38:     KGF TRADING COMPANY Certificate of Incorporation dated July
                  31, 1992

Exhibit A-39:     NI ENERGY SERVICES, INC. Certificate of Incorporation of
                  NIPSCO Energy Services, Inc. (n/k/a NI Energy Services, Inc.)
                  dated November 12, 1985

Exhibit A-40:     NI ENERGY SERVICES, INC. Articles of Amendment re Name Change
                  to NI Energy Services, Inc. dated February 27, 1998

Exhibit A-41:     CROSSROADS PIPELINE COMPANY Certificate of Incorporation of NI
                  Pipeline Company (n/k/a Crossroads Pipeline Company) dated
                  April 5, 1993


Exhibit A-42:     CROSSROADS PIPELINE COMPANY Articles of Amendment re Name
                  Change to Crossroads Pipeline Company dated April 15, 1993

Exhibit A-43:     GREEN FUELS, INC. Certificate of Incorporation dated February
                  23, 1995

Exhibit A-44:     NESI POWER MARKETING, INC. Certificate of Incorporation on
                  Customer Information Services, Inc. (n/k/a NESI Power
                  Marketing, Inc.) dated July 18, 1996

Exhibit A-45:     NESI POWER MARKETING, INC. Articles of Amendment re Name
                  Change to NESI Power Marketing, Inc. dated December 11, 1996

Exhibit A-46:     NISOURCE CAPITAL MARKETS, INC. Articles of Incorporation of
                  NIPSCO Capital Markets, Inc. (n/k/a NiSource Capital Markets,
                  Inc) dated March 10, 1989

Exhibit A-47:     NISOURCE CAPITAL MARKETS, INC. Articles of Amendment re Name
                  Change to NiSource Capital Markets, Inc. dated April 21, 1999

Exhibit A-48:     NISOURCE CAPITAL TRUST I Certificate of Trust of NIPSCO
                  Capital Trust I (n/k/a NiSource Capital Trust I) dated
                  December 17, 1998

Exhibit A-49:     NISOURCE CAPITAL TRUST I Certificate of Amendment of
                  Certificate of Trust re Name Change to NiSource Capital Trust
                  I dated December 19, 2001

Exhibit A-50:     NISOURCE CORPORATE SERVICES COMPANY Certificate of Merger of
                  NiSource Corporate Services Company into Columbia Energy Group
                  Service Corporation. Surviving Corporation's Name is NiSource
                  Corporate Services Company.

Exhibit A-51:     NISOURCE DEVELOPMENT COMPANY, INC. Certificate of
                  Incorporation of NIPSCO Development Company, Inc. (n/k/a
                  NiSource Development Company, Inc.) dated August 17, 1987

Exhibit A-52:     NISOURCE DEVELOPMENT COMPANY, INC. Articles of Amendment re
                  Name Change to NiSource Development Company, Inc. dated April
                  20, 1999

Exhibit A-53:     ANALYTIC SYSTEMS LABORATORIES, INC. Certificate of
                  Incorporation dated October 12, 1990

Exhibit A-54:     ANALYTIC SYSTEMS LABORATORIES, INC. Articles of Amendment
                  dated November 15, 1990


Exhibit A-55:     ANALYTIC SYSTEMS LABORATORIES, INC. Articles of Amendment
                  dated January 30, 1991

Exhibit A-56:     ANALYTIC SYSTEMS LABORATORIES, INC. Articles of Amendment
                  dated May 19, 1992

Exhibit A-57:     CARDINAL PROPERTY MANAGEMENT, INC. Certificate of
                  Incorporation dated November 14, 1990

Exhibit A-58:     CUSTOMER INFORMATION SERVICES, INC. Certificate of
                  Incorporation of RIC, Inc. (n/k/a Customer Information
                  Services, Inc.) dated November 14, 1990

Exhibit A-59:     CUSTOMER INFORMATION SERVICES, INC. Articles of Amendment re
                  Name Change To Customer Information Services, Inc. dated May
                  21, 1998

Exhibit A-60:     JOF TRANSPORTATION COMPANY Certificate of Incorporation dated
                  December 8, 1989

Exhibit A-61:     KOGAF ENTERPRISES, INC. Certificate of Incorporation dated
                  June 6, 1974

Exhibit A-62:     LAKE ERIE LAND COMPANY Certificate of Incorporation dated
                  October 12, 1989

Exhibit A-63:     SCC SERVICES, INC. Certificate of Incorporation dated January
                  23, 1992

Exhibit A-64:     NDC DOUGLAS PROPERTIES, INC. Certificate of Incorporation
                  dated March 19, 1992

Exhibit A-65:     PROGENI, INC. Certificate of Incorporation of NI Product
                  Development Company (n/k/a Progeni, Inc.) dated June 21, 1997

Exhibit A-66:     PROGENI, INC. Articles of Amendment re Name Change to Progeni,
                  Inc. dated January 20, 1998

Exhibit A-67:     PROTONICS RESEARCH, INC. Certificate of Incorporation dated
                  January 28, 1997

Exhibit A-68:     SOUTH WORKS POWER COMPANY Certificate of Incorporation dated
                  June 10, 1999

Exhibit A-69:     NISOURCE ENERGY TECHNOLOGIES, INC. Certificate of
                  Incorporation dated October 27, 2000


Exhibit A-70:     NISOURCE FINANCE CORP. Certificate of Incorporation dated
                  March 31, 2000

Exhibit A-71:     NISOURCE PIPELINE GROUP, INC. Certificate of Incorporation
                  dated May 24, 1999

Exhibit A-72:     BAY STATE ENERGY ENTERPRISES, INC. Articles of Organization
                  dated June 5, 1995

Exhibit A-73:     NATURAL GAS DEVELOPMENT, INC. Articles of Organization dated
                  October 22, 1996

Exhibit A-74:     PNGTS HOLDING CORP. Certificate of Incorporation of NI Energy
                  Services Development Corp. (n/k/a PNGTS Holding Corp.) dated
                  February 27, 1998

Exhibit A-75:     PNGTS HOLDING CORP. Articles of Amendment re Name Change to
                  PNGTS Holding Corp. dated July 6, 1999

Exhibit A-76:     NORTHERN INDIANA TRADING COMPANY, INC. Certificate of
                  Incorporation dated February 10, 1988

Exhibit A-77:     NORTHERN INDIANA PUBLIC SERVICE COMPANY Amended Articles of
                  Incorporation Dated April 14, 1982 ( To be filed by amendment)

Exhibit A-78:     NORTHERN INDIANA PUBLIC SERVICE COMPANY Articles of Amendment
                  re Directors dated May 5, 1999

Exhibit A-79:     NORTHERN INDIANA PUBLIC SERVICE COMPANY Articles of Amendment
                  re Directors dated November 9, 2000

Exhibit A-80:     NIPSCO EXPLORATION COMPANY, INC. Articles of Incorporation
                  dated May 22, 1973

Exhibit A-81:     PRIMARY ENERGY, INC. Certificate of Incorporation dated
                  November 27, 1995

Exhibit A-82:     COKENERGY, INC. Certificate of Incorporation dated October 17,
                  1996 (To be filed by amendment)

Exhibit A-83:     HARBOR COAL COMPANY Certificate of Incorporation dated July
                  21, 1992 (Currently not available. Will be filed by an
                  amendment.)

Exhibit A-84:     IRONSIDE ENERGY LLC Certificate of Organization dated November
                  9, 1999


Exhibit A-85:     LAKESIDE ENERGY CORPORATION Certificate of Incorporation dated
                  May 13, 1994

Exhibit A-86:     NORTH LAKE ENERGY CORPORATION Certificate of Incorporation
                  dated November 21, 1994

Exhibit A-87:     PORTSIDE ENERGY CORPORATION Certificate of Incorporation dated
                  September 14, 1995

Exhibit A-88:     WHITING CLEAN ENERGY, INC. Certificate of Incorporation of
                  Oilside, Inc. (n/k/a Whiting Clean Energy, Inc.) dated
                  November 12, 1998

Exhibit A-89:     WHITING CLEAN ENERGY, INC. Articles of Amendment re Name
                  Change to Whiting Clean Energy, Inc. dated March 11, 1999

Exhibit B-1:      NISOURCE INC. Amended and Restated By-Laws dated October 23,
                  2001

Exhibit B-2:      BAY STATE GAS COMPANY Amended and Restated By-Laws dated March
                  26, 1999

Exhibit B-3:      BAY STATE GPE, INC. Amended and Restated By-Laws dated July
                  29, 1999

Exhibit B-4:      NORTHERN UTILITIES, INC. Amended and Restated By-Laws dated
                  February 7, 2001

Exhibit B-5:      TRI-STAR GAS TECHNOLOGIES, INC. Amendment to the By-Laws dated
                  April 11, 2001

Exhibit B-6:      COLUMBIA ENERGY MARKETING CORPORATION Amendment to the By-Laws
                  dated June 4, 2001

Exhibit B-7:      COLUMBIA ENERGY POWER MARKETING CORPORATION Amendment to the
                  By-Laws Dated June 4, 2001

Exhibit B-8:      COLUMBIA ENERGY RETAIL CORPORATION Amendment to the By-Laws
                  dated June 4, 2001

Exhibit B-9:      COLUMBIA NETWORK SERVICES CORPORATION Amendment to the By-Laws
                  dated May 1, 2001

Exhibit B-10:     COLUMBIA NETWORK SERVICES CORPORATION Amendment to the By-Laws
                  dated JUNE 4, 2001


Exhibit B-11:     CNS MICROWAVE, INC. Amendment to the By-Laws dated May 1, 2001

Exhibit B-12:     CNS MICROWAVE, INC. Amendment to the By-Laws dated June 4,
                  2001

Exhibit B-13:     COLUMBIA PIPELINE CORPORATION Amendment to the By-Laws dated
                  May 1, 2001

Exhibit B-14:     COLUMBIA PIPELINE CORPORATION Amendment to the By-Laws dated
                  June 4, 2001

Exhibit B-15:     COLUMBIA DEEP WATER SERVICES COMPANY Amendment to the By-Laws
                  dated May 1, 2001

Exhibit B-16:     COLUMBIA DEEP WATER SERVICES COMPANY Amendment to the By-Laws
                  dated June 4, 2001

Exhibit B-17:     COLUMBIA REMAINDER CORP. Amendment to the By-Laws dated April
                  10, 2001

Exhibit B-18:     COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION Amendment to
                  the By-Laws dated June 4, 2001

Exhibit B-19:     COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION Amendment to
                  the By-Laws dated June 4, 2001

Exhibit B-20:     COLUMBIA ELECTRIC HAVERSTRAW CORPORATION Amendment to the
                  By-Laws dated June 4, 2001

Exhibit B-21:     ENERGYUSA, INC. (IN) Amended By-Laws dated May 1, 1999

Exhibit B-22:     ENERGYUSA, INC. (MA) Amended By-Laws dated April 11, 2001

Exhibit B-23:     ENERGYSPE, INC. Amended By-Laws dated April 11, 2001

Exhibit B-24:     ENERGYUSA (CONNECTICUT), INC. By-Laws dated December 30, 1993

Exhibit B-25:     ENERGYUSA (CONNECTICUT), INC. Amendment to By-Laws dated April
                  11, 2001

Exhibit B-26:     BRAYER ENERGY SOLUTIONS, INC. By-Laws dated October 28, 1998

Exhibit B-27:     ENERGYUSA ENGINEERING, INC. By-Laws dated March 1, 1982


Exhibit B-28:     ENERGYUSA MECHANICAL, INC. By-Laws dated July 22, 1982

Exhibit B-29:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Amended and
                  Restated By-Laws dated May 2, 1998

Exhibit B-30:     ENERGYUSA COMMERCIAL ENERGY SERVICES, INC. Amendment to the
                  By-Laws Dated April 11, 2001

Exhibit B-31:     ENERGYUSA RETAIL, INC. Amended and Restated By-Laws dated
                  March 11, 1999

Exhibit B-32:     ENERGYUSA CONSUMER PRODUCTS GROUP, INC. Amended and Restated
                  By-Laws Dated April 11, 2001

Exhibit B-33:     ENERGYUSA-TPC CORP. Amended and Restated By-Laws dated
                  September 19, 2000

Exhibit B-34:     ENERGYUSA-APPALACHIAN CORP. By-Laws dated February 19, 2001

Exhibit B-35:     MS-1 DISTRIBUTION & STORAGE CORPORATION By-Laws dated
                  September 15, 2000

Exhibit B-36:     NI ENERGY SERVICES TRANSPORTATION, INC. By-Laws dated June 18,
                  1998

Exhibit B-37:     NI ENERGY SERVICES TRANSPORTATION, INC. Amendment to the
                  By-Laws dated April 11, 2001

Exhibit B-38:     NI FUEL COMPANY, INC. Amended and Restated By-Laws dated April
                  10, 1991

Exhibit B-39:     NI-TEX, INC. Amended and Restated By-Laws dated April 11, 2001

Exhibit B-40:     NI-TEX GAS SERVICES, INC. By-Laws dated November 18, 1998

Exhibit B-41:     KOKOMO GAS AND FUEL COMPANY Amended and Restated By-Laws dated
                  February 28, 2002

Exhibit B-42:     KGF TRADING COMPANY By-Laws dated July 31, 1992

Exhibit B-43:     NI ENERGY SERVICES, INC. Amended and Restated By-Laws dated
                  July 1, 1996

Exhibit B-44:     NI ENERGY SERVICES, INC. Amendment to the By-Laws dated April
                  11, 2001


Exhibit B-45:     CROSSROADS PIPELINE COMPANY Amended and Restated By-Laws dated
                  May 1, 2001

Exhibit B-46:     NESI POWER MARKETING, INC. By-Laws dated November 15, 1996

Exhibit B-47:     NISOURCE CAPITAL MARKETS, INC. Amended and Restated By-Laws
                  dated April 21, 1999

Exhibit B-48:     NISOURCE CORPORATE SERVICES COMPANY By-Laws dated January 1,
                  2001

Exhibit B-49:     NISOURCE DEVELOPMENT COMPANY, INC. Amended and Restated
                  By-Laws dated July 1, 1996

Exhibit B-50:     NISOURCE DEVELOPMENT COMPANY, INC. Amendment to the By-Laws
                  dated April 11, 2001

Exhibit B-51:     CARDINAL PROPERTY MANAGEMENT, INC. By-Laws dated December 20,
                  1990

Exhibit B-52:     CARDINAL PROPERTY MANAGEMENT, INC. Amendment to the By-Laws
                  dated April 14, 1999

Exhibit B-53:     JOF TRANSPORTATION COMPANY By-Laws dated December 11, 1989

Exhibit B-54:     JOF TRANSPORTATION COMPANY Amendment to the By-Laws dated
                  April 11, 2001

Exhibit B-55:     LAKE ERIE LAND COMPANY By-Laws dated April 4, 1990

Exhibit B-56:     SCC SERVICES, INC. By-Laws dated January 24, 1992

Exhibit B-57:     SCC SERVICES, INC. Amendment to the By-Laws dated April 11,
                  2001

Exhibit B-58:     NDC DOUGLAS PROPERTIES, INC. By-Laws dated March 24, 1992

Exhibit B-59:     PROGENI, INC. By-Laws dated June 27, 1997

Exhibit B-60:     PROTONICS RESEARCH, INC. By-Laws dated January 28, 1997

Exhibit B-61:     SOUTH WORKS POWER COMPANY By-Laws dated June 10, 1999

Exhibit B-62:     NISOURCE ENERGY TECHNOLOGIES, INC. By-Laws dated October 27,
                  2000

Exhibit B-63:     NISOURCE FINANCE CORP. By-Laws dated March 31, 2000


Exhibit B-64:     NISOURCE PIPELINE GROUP, INC. Amended and Restated By-Laws
                  dated May 1, 2001

Exhibit B-65:     GRANITE STATE GAS TRANSMISSION, INC. Amended and Restated
                  By-Laws dated June 4, 2001

Exhibit B-66:     BAY STATE ENERGY ENTERPRISES, INC. Amended and Restated
                  By-Laws dated June 4, 2001

Exhibit B-67:     NATURAL GAS DEVELOPMENT, INC. Amended and Restated By-Laws
                  dated June 4, 2001

Exhibit B-68:     PNGTS HOLDING CORP. Amended and Restated By-Laws dated May 1,
                  2001

Exhibit B-69:     NORTHERN INDIANA FUEL & LIGHT COMPANY, INC. Amended and
                  Restated By-Laws dated April 13, 1971

Exhibit B-70:     NORTHERN INDIANA TRADING COMPANY, INC. By-Laws dated February
                  17, 1988

Exhibit B-71:     NORTHERN INDIANA PUBLIC SERVICE COMPANY Amended and Restated
                  By-Laws Dated October 24, 2000

Exhibit B-72:     PRIMARY ENERGY, INC. Amended and Restated By-Laws dated
                  December 1, 2001

Exhibit B-73:     COKENERGY, INC. Amended and Restated By-Laws dated April 8,
                  1998

Exhibit B-74:     HARBOR COAL COMPANY By-Laws dated July 21, 1992

Exhibit B-75:     LAKESIDE ENERGY CORPORATION By-Laws dated May 13, 1994

Exhibit B-76:     LAKESIDE ENERGY CORPORATION Amendment to the By-Laws dated
                  April 11, 2001

Exhibit B-77:     NORTH LAKE ENERGY CORPORATION Amended and Restated By-Laws
                  dated April 11, 2001

Exhibit B-78:     PORTSIDE ENERGY CORPORATION By-Laws dated September 14, 1995

Exhibit B-79:     PORTSIDE ENERGY CORPORATION Amendment to the By-Laws dated
                  April 11, 2001

Exhibit B-80:     WHITING CLEAN ENERGY, INC. Amended and Restated By-Laws dated
                  March 11, 1999

Exhibit B-81:     WHITING CLEAN ENERGY, INC. Amendment to the By-Laws dated
                  April 11, 2001